                                                    Filed Pursuant to Rule 424B5
                                                      Registration No. 333-40014
P R O S P E C T U S  S U P P L E M E N T
(To Prospectus Dated June 30, 2000)

                                  $410,908,000
                            Pride International, Inc.

[PRIDE LOGO]   Zero Coupon Convertible Senior Debentures Due 2021

                                 ------------

   Holders may convert the debentures into shares of our common stock at any time prior to maturity at a conversion rate of 21.729 shares per $1,000 principal amount at maturity. The conversion rate will not be adjusted for accrued original issue discount, but will be subject to adjustment in certain events.

   We may redeem the debentures at any time on or after January 16, 2004 at the redemption prices listed on page S-19. Holders may require us to repurchase the debentures at the repurchase prices set forth in this prospectus supplement on January 16, 2003, January 16, 2005, January 16, 2007, January 16, 2009 and January 16, 2016. In addition, if we experience specific kinds of changes in control on or prior to January 16, 2004, we must offer to repurchase the debentures.

   The debentures will be our senior obligations and will rank equally with all our other senior debt. The debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries that do not become guarantors of the debentures, to our secured debt and to any secured debt of a subsidiary guarantor.

   We also have granted the underwriter a 30-day option to purchase up to an additional $20,546,000 principal amount at maturity of debentures under certain circumstances.

                                 ------------

   Investing in the debentures involves certain risks. See "Risk Factors" beginning on page S-7.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                                     Per Debenture    Total
                                     ------------- ------------
Public Offering Price                   60.841%    $250,000,536
Underwriting Discount                    1.825%    $  7,500,016
Proceeds to Pride (before expenses)     59.016%    $242,500,520

   Salomon Smith Barney Inc. is offering the debentures subject to various conditions. Salomon Smith Barney Inc. expects to deliver the debentures to purchasers on or about January 16, 2001.

                                 ------------

                              Salomon Smith Barney

January 9, 2001

   You should rely only on the information we have provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person (including any salesman or broker) to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

                                 ------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary....................................................................  S-3
Risk Factors...............................................................  S-7
Use of Proceeds............................................................ S-12
Capitalization............................................................. S-13
Ratio of Earnings to Fixed Charges......................................... S-14
Price Range of Common Stock................................................ S-14
Description of Debentures.................................................. S-14
Material U.S. Federal Income Tax Consequences.............................. S-50
Underwriting............................................................... S-53
Legal Matters.............................................................. S-54
Experts.................................................................... S-54
Independent Accountants.................................................... S-55

                                   Prospectus

About This Prospectus.......................................................   2
Forward-Looking Information.................................................   2
About Pride International, Inc..............................................   3
Use of Proceeds.............................................................   3
Ratio of Earnings to Fixed Charges..........................................   4
Description of Debt Securities..............................................   4
Description of Capital Stock................................................  11
Description of Warrants.....................................................  16
Plan of Distribution........................................................  16
Legal Opinions..............................................................  18
Experts.....................................................................  18
Independent Accountants.....................................................  18
Where You Can Find More Information.........................................  18

                                    SUMMARY

   The following summary should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus and the documents we incorporate by reference. You should carefully read this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference to fully understand the terms of the debentures as well as the tax and other considerations that are important to you in making a decision about whether to invest in the debentures. You should pay special attention to the "Risk Factors" section beginning on page S-7 to determine whether an investment in the debentures is appropriate for you. In this prospectus supplement, we assume no exercise of the underwriter's over-allotment option and refer to Pride International, Inc. and its subsidiaries as "we" or "Pride," unless we specifically indicate otherwise or the context clearly indicates otherwise.

                                  About Pride

   Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. As of December 31, 2000, we operated a global fleet of 294 rigs, including two ultra-deepwater drillships, three semisubmersible rigs, 19 jackup rigs, five tender-assisted rigs, three barge rigs, 21 offshore platform rigs and 241 land-based drilling and workover rigs. We operate in more than 20 countries and marine provinces. The significant diversity of our rig fleet and areas of operation enables us to provide a broad range of services and to take advantage of market upturns while reducing our exposure to sharp downturns in any particular market sector or geographic region.

                              Recent Developments

   Amethyst Joint Venture. We have a 26.4% equity interest in a joint venture company organized to construct, own and operate four dynamically positioned, Amethyst-class semisubmersible drilling rigs. Two of the rigs, the Pride Carlos Walter and the Pride Brazil, have been constructed in South Korea. The Pride Carlos Walter has been delivered by the shipyard and has begun mobilization. The Pride Brazil is undergoing equipment commissioning and testing and is expected to be delivered by the shipyard in late February 2001. The other two rigs, the Amethyst 4 and Amethyst 5, are under construction in the United States. Although the project has experienced delays, we currently expect that the Amethyst 4 and Amethyst 5 will be delivered by the shipyard in late 2001.

   The joint venture was formed to build, own and operate its four rigs under charter and service contracts with Petroleo Brasilerio S.A. ("Petrobras") having initial terms of six to eight years. Petrobras gave notice in October 1999 of its intention to cancel those contracts for late delivery of the rigs, while the joint venture has asserted that the contracts with respect to the Pride Brazil and the Pride Carlos Walter remain in effect. We are currently in discussions with Petrobras regarding a settlement of the dispute, which would involve either modification of the existing charter and service contracts for the Pride Brazil and the Pride Carlos Walter or substitution of new charter and services contracts for the existing contracts for those rigs. From time to time, we have had discussions with our joint venture partner regarding a possible change in the ownership structure of the joint venture, including a purchase by us of all or part of that partner's interest in the venture for cash and the assumption of debt. At present, the discussions focus on our purchasing the partner's interest in the Pride Carlos Walter and the Pride Brazil. If our equity interest in the venture increased above 50%, the joint venture company would become one of our consolidated subsidiaries, and our consolidated indebtedness would increase by the amount of the indebtedness of the joint venture company. The joint venture company has financing for up to $340 million to complete the Pride Carlos Walter and the Pride Brazil. We can give you no assurance that our discussions with Petrobras will successfully resolve the dispute, that any of the four rigs will be chartered to Petrobras or to any other customer or that our discussions with our joint venture partner will result in any change in the ownership structure of the venture.

   Purchase of Semisubmersible Rigs. In September 2000, we entered into an agreement to buy two semisubmersible drilling rigs located in the North Sea for $42 million in cash, 3.0 million shares of our common stock and a warrant to purchase 400,000 shares of our common stock. The transaction is subject to negotiation of a definitive purchase agreement and certain other conditions, including delivery by the seller of a five-year special periodic survey for one of the rigs. We currently expect the transaction to be completed during the first quarter of 2001.

   Litigation Matters. We and a number of other offshore drilling contractors with operations in the Gulf of Mexico are defendants in a lawsuit entitled Verdin v. R&B Falcon Drilling USA, Inc. The plaintiff in this suit, who purports to be an "offshore worker" previously employed by R&B Falcon Drilling USA, alleges that the defendants have engaged in a conspiracy to depress wages and benefits paid to the defendants' offshore employees. Plaintiff contends that this alleged conduct violates federal and state antitrust laws. Plaintiff seeks treble damages, attorneys' fees and costs on behalf of himself and an alleged class of offshore workers. We vigorously deny these allegations and do not expect that the outcome of this matter will have a material adverse effect on our business or financial position.

                                  The Offering

Securities Offered..............  $410,908,000 aggregate principal amount at maturity of Zero Coupon Convertible Senior
                                  Debentures Due 2021, plus an additional
                                  $20,546,000 aggregate principal amount at maturity if the underwriter's over-allotment option is exercised in full. Each debenture will have an issue price of $608.41 per $1,000 principal amount at maturity. We will not pay periodic interest payments on the debentures, except as described under "Description of Debentures--Optional
                                  Conversion to Semiannual Coupon Note upon Tax Event." See "Description of Debentures-- General."

Maturity Date...................  January 16, 2021.

Yield to Maturity...............  2.50% per annum (computed on a semiannual bond equivalent basis) calculated from
                                  January 16, 2001.

Conversion Rights...............  You have the option to convert the debentures into shares of our common stock at any time on or prior to maturity or earlier redemption or purchase by us. The debentures are convertible at a rate of 21.729 shares of our common stock per $1,000 principal amount at maturity (initially representing a conversion price of $28.00 per share of common stock). See "Description of Debentures--Conversion Rights."


                                  We will not adjust the conversion rate for accrued original issue discount, which is the difference between the issue price and the principal amount at maturity of a debenture. We will, however, adjust the conversion rate upon the occurrence of certain events affecting the common stock. You will not receive any cash payment representing accrued original issue discount upon conversion of the debentures; such accrued original issue discount will be deemed paid by the common stock you receive upon conversion.


                                  You will not be advised of the amount of accrued original issue discount at the time of conversion. No fractional interests in shares of common stock will be delivered upon conversion. If you are otherwise entitled to a fractional share of common stock, you will receive cash equal to the then current market value of such fractional share based on the closing Sale Price on the Trading Day immediately preceding the conversion date.

Ranking.........................  The debentures will rank senior in right of payment to any of our subordinated
                                  indebtedness and will rank equal in right of payment to all of our existing and future senior indebtedness.

Original Issue Discount.........  We are offering each debenture at an original issue discount for United States federal income tax purposes equal to the excess of the principal amount at maturity of the debenture over the amount of the issue price. We will not make periodic cash payments of interest on the debentures, except as described under "Description of Debentures-- Optional Conversion to Semiannual Coupon Note upon Tax Event." Nonetheless, you should be aware that accrued original issue discount will be included periodically in your gross income for United States federal income tax purposes. See "Material U.S. Federal Income Tax Consequences."

Sinking Fund....................  None.

Optional Redemption at Our        We may not redeem the debentures prior to
 Option.........................  January 16, 2004. On and after that date, however, we will have the option to redeem the debentures, in whole or in part, for cash at any time at a redemption price equal to the issue price plus accrued original issue discount to the date of redemption. See
                                  "Description of Debentures--Redemption at the
                                  Option of Pride."

Purchase of Debentures at
 Your Option....................  You have the right to require us to repurchase the debentures, for cash, on
                                  January 16, 2003, January 16, 2005, January
                                  16, 2007, January 16, 2009 and January 16,
                                  2016 for a purchase price per debenture of $639.41, $671.98, $706.22, $742.20 and
                                  $883.18 (equal to the issue price plus
                                  accrued original issue discount to the
                                  relevant purchase date), respectively. See
                                  "Description of Debentures--Purchase of
                                  Debentures at the Option of the Holder."

Mandatory Offer to Purchase.....  You may require us to repurchase the debentures if we experience a change in
                                  control on or prior to January 16, 2004. The purchase price will be equal to the issue price plus accrued original issue discount to the date of purchase. See "Description of Debentures--Purchase of Debentures at the Option of the Holder upon a Change in Control."

Covenants.......................  The debentures will be issued under an
                                  Indenture supplement which will limit our ability and the ability of our subsidiaries to:

                                     .  pay dividends or make other restricted
                                        payments,

                                     .  incur more debt or issue preferred
                                        stock,

                                     .  create or permit to exist liens,

                                     .  incur dividend and other payment
                                        restrictions affecting our
                                        subsidiaries,

                                     .  consolidate, merge or transfer all or
                                        substantially all of our assets,

                                     .  sell assets,

                                     .  enter into transactions with
                                        affiliates, and

                                     .  engage in sale and leaseback
                                        transactions.

                                  Some of these restrictions will be suspended during periods when the debentures are rated investment grade by both Standard & Poor's Ratings Services and Moody's Investor Services, Inc.

Use of Proceeds.................  The net proceeds from the sale of the debentures offered hereby will be used to repay approximately $113.6 million of outstanding indebtedness and accrued interest and for general corporate purposes.

Listing.........................  The debentures will not be listed on any national securities exchange. The common stock is currently listed on the New York Stock Exchange under the symbol "PDE."

Book-Entry Form.................  The debentures will be issued in book-entry form and will be delivered to purchasers through the facilities of The Depository Trust Company.

                                  RISK FACTORS

   In considering whether to purchase the debentures, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Forward-Looking Information" beginning on page 2 of the accompanying prospectus and in our most recent annual and quarterly reports we have filed with the SEC, where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus supplement and the accompanying prospectus.

Our business depends on the level of activity in the oil and gas industry, which is significantly affected by volatile oil and gas prices.

   The profitability of our operations depends significantly upon conditions in the oil and gas industry and, specifically, the level of ongoing exploration and production expenditures of oil and gas company customers. The demand for contract drilling and related services is directly influenced by many factors beyond our control, including:

  .  oil and gas prices and expectations about future prices

  .  the cost of producing and delivering oil and gas

  .  government regulations

  .  local and international political and economic conditions

  . the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices

  .  the level of production by non-OPEC countries

  . the policies of various governments regarding exploration and development of their oil and gas reserves

The level of activity in the oil and gas drilling industry has been low recently, which has adversely affected our results of operations.

   Despite improvement in oil and gas prices, both offshore drilling activity, particularly in the U.S. Gulf of Mexico, and international land-based activity were relatively depressed during 1999 and early 2000. During that time, a significant number of companies exploring for oil and gas curtailed or canceled some of their drilling programs, thereby reducing demand for drilling services. This reduction in demand significantly eroded daily rates and utilization of our rigs, particularly in our offshore Gulf of Mexico and onshore South American operations. This erosion in daily rates and utilization had a negative impact on our financial results in those periods. In addition, there are a number of deepwater rigs currently under construction, a few of which are not under contract. If demand for deepwater drilling services does not increase to meet this increased capacity, we could face competition from these and other rigs for future deepwater contracts.

   Our EBITDA (consisting of earnings before interest, taxes, depreciation and amortization) in 1999 was insufficient to cover our interest expense in that year, and our earnings (consisting of earnings before income taxes plus fixed charges less capitalized interest) were insufficient to cover our fixed charges (consisting of interest expense, capitalized interest and that portion of operation lease rental expense deemed to represent the interest factor) for the year and for the nine months ended September 30, 2000.

International events may hurt our operations.

   We derive a significant portion of our revenues from international operations. In the first nine months of 2000, we derived approximately 64% of our revenues from operations in South America and approximately

17% of our revenues from operations in West Africa and the Middle East. Our operations in these areas are most subject to the following risks:

  .  foreign currency fluctuations and devaluations

  .  restrictions on currency repatriation

  .  political instability

  .  war and civil disturbances

   We seek to limit the risks of currency fluctuation and restrictions on currency repatriation by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. To the extent possible, we seek to limit our exposure to potentially devaluating currencies by matching our acceptance of local currencies to our expense requirements in those currencies. We may not be able to continue to take these actions in the future, thereby exposing us to foreign currency fluctuations that could have a material adverse effect upon our results of operations and financial condition. Although foreign exchange in the countries where we operate is currently carried out on a free-market basis, we can give no assurance that local monetary authorities in these countries will not implement exchange controls in the future.

   In addition, from time to time, certain of our foreign subsidiaries operate in Libya and Iran. These countries are subject to sanctions and embargoes imposed by the U.S. Government. Although these sanctions and embargoes do not prohibit those subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including all of our senior management, provide managerial oversight and supervision may adversely affect the financial or operating performance of such business activities.

   Our international operations are also subject to other risks, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. Additionally, our ability to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

Our customers may seek to cancel or renegotiate some of our drilling contracts during depressed market conditions or if we experience operational difficulties.

   During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may seek to terminate existing contracts if we experience operational problems. The deepwater markets in which we operate require the use of floating rigs with sophisticated positioning, subsea and related systems designed for drilling in deep water. If this equipment fails to function properly, the rig cannot engage in drilling operations, and customers may have the right to terminate the drilling contracts. The likelihood that a customer may seek to terminate a contract for operational difficulties is increased during market downturns. The cancellation of a number of our drilling contracts could adversely affect our results of operations.

Our significant debt levels and debt agreement restrictions may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

   As of September 30, 2000, as adjusted to give effect to the offering of the debentures and the application of the net proceeds, we would have had approximately $1.4 billion in debt and capital lease obligations. At that date we also had provided direct guarantees of the repayment of up to $68.4 million of the obligations of our unconsolidated subsidiaries. If, as described under "Summary--Recent Developments--Amethyst Joint Venture," our equity interest in the Amethyst joint venture increased above 50%, the joint venture company would become one of our consolidated subsidiaries, and our consolidated indebtedness would increase by the amount of the indebtedness of the joint venture company. The level of our indebtedness will have several important effects on our future operations, including:

  . a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes

  . covenants contained in our debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business and may limit our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities

  . our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited

   Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.

The debentures will be our senior unsecured obligations. As such, the debentures will be effectively subordinated to all our existing and future secured debt and to all debt of our subsidiaries.

   The debentures will be effectively subordinated in right of payment to all of our existing and future secured debt, including debt we may incur under our credit facilities. If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before you receive any amounts due under the debentures to the extent of the value of the assets securing their debt. In that event, you may not be able to recover any principal you are due under the debentures.

   In addition, the debentures are effectively subordinated to all the creditors, including trade creditors and tort claimants, of our subsidiaries that do not become subsidiary guarantors of the debentures as described under "Description of Debentures--Subsidiary Guarantees of Debentures," as well as to any secured creditors of the subsidiary guarantors. Initially, we expect that there will be no subsidiary guarantors. We conduct substantially all our operations through both U.S. and foreign subsidiaries, and substantially all our assets consist of equity in such subsidiaries. Accordingly, we are and will be dependent on our ability to obtain funds from our subsidiaries to service our debt, including the debentures. Financing arrangements that our subsidiaries are party to impose restrictions on our ability to gain access to the cash flow or assets of our subsidiaries. In addition, our foreign subsidiaries may face governmentally imposed restrictions on their ability to transfer funds to us.

   As of September 30, 2000, as adjusted to give effect to the offering of the debentures and the application of the net proceeds, Pride would have had $60.5 million of secured debt and our subsidiaries would have had $339.1 million of debt and other liabilities outstanding to creditors other than Pride. In addition, Pride's subsidiaries would have had $194.5 million of borrowing availability under other bank credit facilities.

We may not be able to repurchase debentures when we are required to do so.

   On January 16, 2003, January 16, 2005, January 16, 2007, January 16, 2009
and January 16, 2016 or if specified change in control events occur on or prior to January 16, 2004, each holder of the debentures will have the right to require us, subject to certain conditions, to purchase all or any part of that holder's debentures. Please read "Description of Debentures--Purchase of Debentures at the Option of the Holder" and "--Purchase of Debentures at the Option of the Holder upon a Change in Control." In addition, each holder of our Zero Coupon Convertible Subordinated Debentures Due 2018 has the right, subject to certain conditions, to require us to purchase those debentures on April 24, 2003, April 24, 2008 and April 24, 2013 and upon the occurrence on or prior to April 24, 2003 of specified change in control events. We will have the option to pay the purchase price of those debentures in cash or common stock, except that we must pay cash if our purchase obligation results from a change in control. In connection with specified change in control events, we may be required to purchase approximately $525.0 million of our senior notes and all outstanding Zero Coupon Convertible Subordinated Debentures Due 2018 in addition to the debentures offered by this prospectus, and, prior to purchasing these debentures on the dates specified above, we may be required to obtain consents from the lenders under our other debt arrangements to permit the repurchase. If we cannot purchase that debt or obtain the consents necessary under those debt arrangements, we may not be able to purchase the debentures. Also, we may not have sufficient funds available or be able to obtain the financing necessary to make any of the debt payments, including purchases of the debentures, described above.

   If we are required to purchase the debentures and we did not have the funds or financing available to make the debt payments, including purchases of the debentures, an event of default would be triggered under the indenture governing the debentures and certain other debt instruments. Each of these defaults could have a material adverse effect on us and the holders of the debentures.

Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees.

   The indenture governing the debentures does not require any subsidiary to guarantee the debentures unless that subsidiary guarantees any of our other debt. Initially, we expect that there will be no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. A court could avoid or subordinate a subsidiary guarantee in favor of that subsidiary guarantor's other creditors if the court found that either:

  . the guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or

  . the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guarantee and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guarantee:

  . was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee

  . was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured

   Among other things, a legal challenge of the subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the debentures or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the debentures would cease to have any claim against that subsidiary guarantor and would be solely creditors of the parent company and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, the claims of the holders of the debentures against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

We are subject to hazards customary in the oilfield services industry and to those more specific to marine operations. We may not have insurance to cover all these hazards.

   Our operations are subject to the many hazards customary in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, contractual indemnification of customers or others is required of us.

   We maintain workers' compensation insurance for our employees and other insurance coverage for normal business risks, including general liability insurance. Although we believe our insurance coverage to be adequate and in accordance with industry practice against normal risks in our operations, any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured, but subject to substantial deductibles, could materially and adversely affect our operations and financial condition. Moreover, we may not be able to maintain adequate insurance in the future at rates or on terms we consider reasonable or acceptable.

Governmental regulations and environmental liabilities may adversely affect our operations.

   Many aspects of our operations are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those relating to the protection of the environment. We have spent and could continue to spend material amounts to comply with these regulations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental damage without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on us. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas could have a material adverse effect on our operations by limiting future contract drilling opportunities.

There is no public market for the debentures, and we do not intend to list them on any securities exchange or dealer quotation system.

   The debentures will be a new issue of securities for which there currently is no public market, and we do not intend to list the debentures on any securities exchange or dealer quotation system. Although the underwriter has informed us that it currently intends to make a market in the debentures, it is not obligated to do so and may discontinue any market-making at any time without notice. Accordingly, we cannot provide you any assurance about the development or liquidity of any market for the debentures, your ability to sell your debentures or the prices at which you will be able to sell your debentures.

                                USE OF PROCEEDS

   We expect the net proceeds from the offering of the debentures to be approximately $242.4 million, after deducting discounts to the underwriter and estimated net expenses of the offering that we will pay. We expect to use the net proceeds as follows:

  . approximately $95.8 million to repay short-term debt and current maturities of long-term debt, including accrued interest, which debt bears interest at rates ranging from 6.0% to 9.2% per year, with a weighted average interest rate of 7.5% per year at September 30, 2000, and having maturities ranging from August 2001 to April 2003

  . approximately $17.8 million to repay long-term debt, including accrued interest, which debt bears interest at rates ranging from 7.6% to 8.8% per year, with a weighted average interest rate of 7.8% per year at September 30, 2000, and having maturities ranging from April 2001 to March 2003

We expect to use the remaining net proceeds for general corporate purposes.

                                 CAPITALIZATION

   We have provided in the table below our consolidated cash and cash equivalents, short-term debt and capitalization as of September 30, 2000 and as adjusted to give effect to the issuance of the debentures and the application of the net proceeds as described in "Use of Proceeds." You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

                                                                 As of
                                                          September 30, 2000
                                                         ----------------------
                                                                         As
                                                           Actual     Adjusted
                                                         ----------  ----------
                                                              (Dollars in
                                                              thousands)
Cash and Cash Equivalents(1)...........................  $  129,507  $  258,250
                                                         ==========  ==========
Short-Term Debt and Current Maturities of Long-Term
 Debt and Capital Lease Obligations....................  $  152,845  $   58,846
                                                         ==========  ==========
Long-Term Debt and Capital Lease Obligations (excluding
 current maturities):
Bank credit facilities(2)..............................          --          --
9 3/8% Senior Notes due 2007...........................  $  325,000  $  325,000
10% Senior Notes due 2009..............................     200,000     200,000
Drillship loans........................................     294,399     294,399
Limited-recourse collateralized term loans.............      17,689      17,689
Collateralized term loans..............................       3,752          --
Note payable to seller.................................      13,722          --
Other notes payable....................................       1,538       1,538
Capital lease obligations..............................      28,911      28,911
Zero Coupon Convertible Subordinated Debentures Due
 2018(3)...............................................     224,213     224,213
Zero Coupon Convertible Senior Debentures Due 2021(4)..          --     250,001
                                                         ----------  ----------
    Total long-term debt and capital lease
     obligations.......................................   1,109,224   1,341,751
                                                         ----------  ----------
Shareholders' Equity:
Preferred Stock, no par value, 5,000,000 shares
 authorized; no shares issued or outstanding...........          --          --
Common Stock, no par value, 100,000,000 shares
 authorized; 66,844,561 shares issued and 66,790,341
 shares outstanding, actual and as adjusted(1)(5)......           1           1
Paid-in capital........................................     748,532     748,532
Treasury stock.........................................        (191)       (191)
Retained earnings......................................     180,240     180,240
                                                         ----------  ----------
    Total shareholders' equity.........................     928,582     928,582
                                                         ----------  ----------
    Total capitalization...............................  $2,037,806  $2,270,333
                                                         ==========  ==========

--------
(1) Does not give effect to the payment of $42 million in cash and the issuance of 3.0 million shares of common stock and warrants to purchase 400,000 shares of common stock in connection with the pending purchase of the semisubmersible drilling rigs described under "Summary--Recent Developments--Purchase of Semisubmersible Rigs."
(2) At September 30, 2000, as adjusted to give effect to the issuance of the debentures and the application of the net proceeds, we would have had borrowing availability of $194.5 million under our bank credit facilities.
(3) Each holder of the debentures has the right, subject to certain conditions, to require us to purchase the debentures on April 24, 2003, April 24, 2008 and April 24, 2013. We have the option to pay the purchase price of the debentures in cash or common stock.
(4) Each holder of the debentures has the right, subject to certain conditions, to require us to purchase the debentures for cash on January 16, 2003, January 16, 2005, January 16, 2007, January 16, 2009 and January 16, 2016.
(5) Does not include 13.3 million shares of common stock initially issuable upon conversion of our convertible debt, including the debentures, or reserved for issuance upon exercise of outstanding stock options and warrants.

                       RATIO OF EARNINGS TO FIXED CHARGES

   For the nine months ended September 30, 2000, our earnings were inadequate to cover fixed charges by $15.9 million. On a pro forma basis after giving effect to the issuance of the debentures and the application of the net proceeds as described in "Use of Proceeds," for the year ended December 31, 1999, our earnings would have been inadequate to cover fixed charges by $100.3 million. For this purpose, "earnings" consist of earnings before income taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For our consolidated ratios of earnings to fixed charges for prior periods, please read "Ratio of Earnings to Fixed Charges" in the accompanying prospectus.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is listed on the New York Stock Exchange under the symbol "PDE." As of December 31, 2000, there were 1,540 shareholders of record. On January 9, 2001, the last reported sales price of our common stock on the New York Stock Exchange was $21.25. The following table presents the range of high and low quarterly sales prices of our common stock since January 1, 2000.

                                                                      Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
    2000:
    First Quarter................................................ $22.94 $13.25
    Second Quarter...............................................  26.75  19.69
    Third Quarter................................................  29.63  19.06
    Fourth Quarter...............................................  28.88  18.06
    2001:
    First Quarter (through January 9)............................  25.31  20.38

                           DESCRIPTION OF DEBENTURES

General

   We will issue the debentures under an Indenture dated as of May 1, 1997 between us and The Chase Manhattan Bank, as trustee, as supplemented by the Third Supplemental Indenture. We have summarized selected provisions of the Indenture and the debentures below. The debentures are a separate series of "senior debt securities" described in the accompanying prospectus, and this summary supplements that description. We encourage you to read that description for provisions that may be important to you.

   In this summary description of the debentures, all references to "we," "us," "Pride," or "our company" are to Pride International, Inc., excluding its subsidiaries, unless the context clearly indicates otherwise. We have used in this summary description capitalized terms that we have defined below under "-- Glossary."

   The debentures will be our unsecured general obligations limited to $410,908,000 aggregate principal amount at maturity ($431,454,000 aggregate principal amount at maturity if the underwriter's over-allotment option is exercised in full) and will mature on January 16, 2021. The principal amount at maturity of each debenture will be $1,000 (except as may be adjusted upon conversion of the debentures to semiannual coupon notes following a Tax Event) and will be payable at the office of the paying agent, which initially will be the trustee, or an office or agency maintained by us for such purpose in the Borough of Manhattan, The City of

New York. For purposes of this description of debentures, "Issue Date" means January 16, 2001, and "Issue Price" means $608.41 per $1,000 principal amount at maturity of the debentures.

   The debentures will be issued at a substantial discount from their principal amount at maturity. See "Material U.S. Federal Income Tax Considerations--Original Issue Discount." Except as discussed below under "-- Optional Conversion to Semiannual Coupon Note upon Tax Event," there will be no periodic payments of interest. The calculation of the accrual of original issue discount (the difference between the Issue Price and the principal amount at maturity of a debenture, which we call "Original Issue Discount") in the period during which a debenture remains outstanding will be on a semiannual bond equivalent basis using a 360-day year comprising twelve 30-day months; such accrual will commence on the Issue Date. In the event of the maturity, conversion, purchase by us at the option of a holder or redemption of a debenture, Original Issue Discount or interest, if any, will cease to accrue on such debenture, under the terms and subject to the conditions of the Indenture. We may not reissue a debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

   The debentures will be issued in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity or integral multiples thereof. See "--Book-Entry, Delivery and Form" and "Certificated Debentures." Holders of debentures in certificated form may present debentures for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the security registrar. Each such agent initially will be the trustee. We will not charge a service charge for any registration of transfer or exchange of debentures, but we may require payment by a holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Suspension of Covenants during Achievement of Investment Grade Status

   If during any period the debentures achieve and continue to maintain Investment Grade Status and no Event of Default has occurred and is continuing, which period we call an "Investment Grade Status Period," then certain covenants described below under "--Restrictive Covenants" will be suspended and will not during the Investment Grade Status Period apply to us and our Subsidiaries. See "--Restrictive Covenants." As a result, during any Investment Grade Status Period, the debentures will lose the full covenant protection initially provided under the Indenture. No action taken during an Investment Grade Status Period in compliance with the covenants then applicable to us and our Subsidiaries will constitute a Default or Event of Default should the suspended covenants be subsequently reinstated.

Subsidiary Guarantees of Debentures

   Under the circumstances described below, our payment obligations under the debentures may in the future be jointly and severally guaranteed by our existing or future Subsidiaries as subsidiary guarantors. Initially, we expect that there will be no subsidiary guarantors. Although the Indenture does not contain any requirement that any Subsidiary initially execute and deliver a subsidiary guarantee, covenants described below may require a Subsidiary in the future to execute and deliver a subsidiary guarantee prior to its guarantee of our other Indebtedness. See "--Restrictive Covenants--Limitation on Non-Guarantor Subsidiaries."

   Under its subsidiary guarantee, each subsidiary guarantor will guarantee, jointly and severally, to each holder and the trustee, the full and prompt performance of our obligations under the Indenture and the debentures, including the payment of principal of (or premium, if any, on) and interest, if any, on the debentures.

   The subsidiary guarantees will be unsecured senior obligations of each subsidiary guarantor and will rank:

  . equally in right of payment with all senior Indebtedness of that subsidiary guarantor,

  . senior in right of payment to all Subordinated Indebtedness of that subsidiary guarantor, and

  . effectively subordinated to secured Indebtedness of the subsidiary guarantor with respect to the assets securing that Indebtedness.

   The obligations of each subsidiary guarantor will be limited to the maximum amount that will not render that subsidiary guarantor insolvent or leave it with unreasonably small capital under federal or state law, after giving effect to the following:

  .  all other Indebtedness of that subsidiary guarantor,

  . the right of the subsidiary guarantor to contribution from other subsidiary guarantors and

  .  any other rights the subsidiary guarantor may have.

   Each subsidiary guarantor that makes a payment or distribution under a subsidiary guarantee will be entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on the Adjusted Net Assets of each subsidiary guarantor.

   Each subsidiary guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its assets to us or another subsidiary guarantor without limitation, except to the extent any transaction is subject to the covenants described below under "--Restrictive Covenants" or the "Consolidation, Merger and Sale of Assets" covenant described below. Each subsidiary guarantor may consolidate with or merge with or into another entity (whether or not affiliated with the subsidiary guarantor) only if:

  . the surviving entity, if not the subsidiary guarantor, agrees to assume the subsidiary guarantor's subsidiary guarantee and all its obligations under the Indenture, except to the extent the subsidiary guarantee and obligations are released as described below and

  . the transaction does not either violate any of the covenants described below under "--Restrictive Covenants" or result in a Default or Event of Default that is continuing.

   A subsidiary guarantor will be released from its subsidiary guarantee and all of its obligations under the Indenture upon:

  . the sale or other disposition, by merger or otherwise, of the subsidiary guarantor or all or substantially all of its assets to a person other than us or another subsidiary and in a transaction that is otherwise in compliance with the Indenture,

  . the release of all guarantees by the subsidiary guarantor of our Indebtedness or

  .  the designation of the subsidiary guarantor as a Non-Recourse
     Subsidiary.

   Any such release will occur, however, only to the extent that all obligations of the subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests that secure, our other Indebtedness or other Indebtedness of any other Subsidiary also terminate or are released upon the sale or other disposition.

Conversion Rights

   A holder of a debenture may convert it into Pride common stock at any time before the close of business on January 16, 2021; provided, however, that if a debenture is called for redemption, the holder may convert it at any time before the close of business on the Redemption Date. A debenture in respect of which a holder has delivered a written Purchase Notice or a Change in Control Purchase Notice exercising the option of such holder to require the Company to purchase such debenture may be converted only if such notice is withdrawn in accordance with the terms of the Indenture.

   The initial Conversion Rate for the debentures is 21.729 shares of Pride common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of certain events described below. A holder otherwise entitled to a fractional share of common stock will receive cash equal to the then current market value of such fractional share based on the Sale Price on the Trading Day immediately preceding the Conversion Date. A holder may convert a portion of such holder's debentures so long as such portion is $1,000 principal amount at maturity of debentures or an integral multiple thereof.

   To convert a debenture into common stock, a holder must:

  . complete and manually sign the conversion notice on the back of the debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the conversion agent,

  .  surrender the debenture to the conversion agent,

  . if required, furnish appropriate endorsements and transfer documents, and

  .  if required, pay all transfer or similar taxes.

The date on which all of the foregoing requirements have been satisfied is the Conversion Date.

   Upon conversion of a debenture, a holder will not receive any cash payment representing accrued Original Issue Discount. Our delivery to the holder of the fixed number of shares of common stock into which the debenture is convertible (together with the cash payment, if any, in lieu of a fractional share of common stock) will be deemed to satisfy our obligation to pay the principal amount of the debenture, including the accrued Original Issue Discount attributable to the period from the Issue Date through the Conversion Date. Thus, the accrued Original Issue Discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the debentures for such accrued Original Issue Discount. We do not undertake to advise holders of the amount of such accrued Original Issue Discount at the time of conversion. A certificate for the number of full shares of common stock into which any debenture is converted (and cash in lieu of any fractional share of common stock) will be delivered through the conversion agent as soon as practicable following the Conversion Date. For a discussion of the federal income tax treatment of a holder receiving common stock upon conversion, see "Material U.S. Federal Income Tax Consequences--Conversion."

   The Conversion Rate will be adjusted for:

  . dividends or distributions on common stock payable in common stock or other capital stock of Pride; subdivisions, combinations or certain reclassifications of common stock,

  . distributions to all holders of common stock of certain rights, warrants or options to purchase common stock or securities convertible into common stock for a period expiring within 60 days after the applicable record date for such distribution at a price per share less than the Sale Price at the time of determination, and

  . distributions to all holders of common stock of assets or debt securities of Pride or rights, warrants or options to purchase securities of Pride (excluding cash dividends or other cash distributions from consolidated current net income or retained earnings other than any Extraordinary Cash Dividend (as defined in the Indenture)).

No adjustment need be made, however,

  . if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our Board of Directors determines to be fair and appropriate,

  . for rights to purchase common stock pursuant to a dividend or interest reinvestment plan sponsored by us,

  .  for changes in the par value of the common stock, or

  . unless such adjustment, together with any other adjustments similarly deferred, equals at least 1% of the then current Conversion Rate.

In addition, if as a result of an adjustment the debentures become convertible solely into cash, no subsequent adjustment will be made. In cases where the fair market value (per share of common stock) of the portion of assets, debt securities or rights, warrants or options to purchase securities of Pride distributed to shareholders exceeds the Average Sale Price (as defined in the Indenture) of a share of common stock, or such Average Sale Price exceeds the fair market value (per share of common stock) of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the holder of a debenture upon conversion thereof will be entitled to receive, in addition to the shares of common stock into which such debenture is convertible, the kind and amounts of assets, debt securities or rights, options or warrants constituting the distribution that such holder would have received if such holder had converted such debenture immediately prior to the record date for determining the shareholders entitled to receive the distribution. The Indenture permits us to increase the Conversion Rate from time to time at our discretion.

   If we are party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets otherwise permitted under the terms of the Indenture, the right to convert a debenture into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets that the holder would have received if the holder had converted such holder's debentures immediately prior to the transaction.

   In the event of a taxable distribution to holders of common stock that results in an adjustment of the Conversion Rate (or in which holders otherwise participate) or in the event we increase the Conversion Rate, the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Material U.S. Federal Income Tax Consequences--Constructive Dividend."

   In the event we exercise our option to have interest in lieu of Original Issue Discount accrue on a debenture following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock such holder would have received if we had not exercised such option. If we exercise such option, debentures surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business of such Interest Payment Date (except debentures to be redeemed on a date within such period) must be accompanied by payment of an amount equal to the interest thereon that the registered holder is to receive. Except where debentures surrendered for conversion must be accompanied by payment as described above, no interest on converted debentures will be payable by us on any Interest Payment Date subsequent to the date of conversion. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

Redemption of Debentures at the Option of Pride

   No sinking fund is provided for the debentures. Prior to January 16, 2004, we will not have the option to redeem the debentures. On and after such date, we may redeem the debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to holders of debentures. Any such redemption must be in integral multiples of $1,000 principal amount at maturity of debentures.

   The table below shows Redemption Prices of a debenture per $1,000 principal amount at maturity on January 16, 2004, at each January 16 thereafter prior to maturity and at maturity on January 16, 2021, which prices reflect the accrued Original Issue Discount calculated through each such date. The Redemption Price of a debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued from and including the next preceding date in the table to and including the actual Redemption Date.

                                           Debenture Accrued Original
                                             Issue    Issue Discount  Redemption
                                             Price       at 2.50%       Price
Redemption Date                               (1)          (2)         (1)+(2)
---------------                            --------- ---------------- ----------
January 16, 2004..........................  $608.41      $ 47.08      $  655.49
January 16, 2005..........................   608.41        63.57         671.98
January 16, 2006..........................   608.41        80.48         688.89
January 16, 2007..........................   608.41        97.81         706.22
January 16, 2008..........................   608.41       115.57         723.98
January 16, 2009..........................   608.41       133.78         742.20
January 16, 2010..........................   608.41       152.45         760.87
January 16, 2011..........................   608.41       171.60         780.01
January 16, 2012..........................   608.41       191.22         799.63
January 16, 2013..........................   608.41       211.33         819.75
January 16, 2014..........................   608.41       231.95         840.37
January 16, 2015..........................   608.41       253.10         861.51
January 16, 2016..........................   608.41       274.77         883.18
January 16, 2017..........................   608.41       296.99         905.40
January 16, 2018..........................   608.41       319.76         928.17
January 16, 2019..........................   608.41       343.11         951.52
January 16, 2020..........................   608.41       367.05         975.46
At Maturity...............................   608.41       391.59       1,000.00

   If prior to the Redemption Date the debentures have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Redemption Price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to, but excluding, the Redemption Date. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

   If fewer than all outstanding debentures are to be redeemed, the trustee shall select the debentures to be redeemed in principal amounts at maturity of debentures of $1,000 or integral multiples thereof by such method as the trustee shall deem fair and appropriate. If a portion of a holder's debentures is selected for partial redemption and such holder converts a portion of such debentures prior to such redemption, such converted portion shall be deemed (so far as may be) to be the portion selected for redemption.

Purchase of Debentures at the Option of the Holder

   On January 16, 2003, January 16, 2005, January 16, 2007, January 16, 2009
and January 16, 2016, each of which we refer to as a "Purchase Date," we will become obligated to purchase, at the option of the holder, any outstanding debenture for which a written Purchase Notice has been delivered by the holder to the paying agent at any time from the opening of business on the date that is 20 Business Days preceding such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

   The table below shows the Purchase Prices of a debenture as of the specified Purchase Dates:

                                                                        Purchase
Purchase Date                                                            Price
-------------                                                           --------
January 16, 2003....................................................... $639.41
January 16, 2005.......................................................  671.98
January 16, 2007.......................................................  706.22
January 16, 2009.......................................................  742.20
January 16, 2016.......................................................  883.18

   The Purchase Price payable in respect of a debenture will be equal to the Issue Price plus accrued Original Issue Discount through the Purchase Date, with respect to each Purchase Date. If prior to the Purchase Date the debentures have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Purchase Price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to, but excluding, the Purchase Date. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

   We will be required to give notice, which we refer to as the "Company Notice," not less than 20 Business Days prior to each Purchase Date, which we refer to as the "Company Notice Date," to all holders at their addresses shown in the security register of the security registrar (and to beneficial owners as required by applicable law) stating, among other things, the procedures that holders must follow to require us to purchase debentures from such holders.

   The Purchase Notice given by any holder electing to require us to purchase debentures must state:

  . the certificate numbers of the debentures to be delivered by such holder for purchase by us;

  . the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or an integral multiple thereof; and

  . that such debentures are to be purchased by us pursuant to the applicable provisions of the debentures.

   Any Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity of debentures, if any, that remains subject to the Purchase Notice.

   We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other rules under the Securities Exchange Act of 1934 that may then be applicable to the Company's offer to purchase debentures at the option of the holders thereof, and will file Schedule TO or any other required schedule.

   Payment of the Purchase Price for a debenture for which a Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such debenture (together with necessary endorsements) to the paying agent at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such debenture will be made promptly following the later of the Business Day following the Purchase Date and the time of delivery of such debenture. If the paying agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Purchase Price of such debenture on the Business Day following the Purchase Date, then, on and after the Purchase Date, such debenture will cease to be outstanding and Original Issue Discount on such debenture will cease to accrue and will be deemed paid, whether or not such debenture is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Purchase Price upon delivery of such debenture).

Purchase of Debentures at the Option of the Holder upon a Change in Control

   In the event of any Change in Control of Pride occurring on or prior to January 16, 2004, each holder of debentures will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require us to purchase all or any portion (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the holder's debentures as of the date that is 35 Business Days after the occurrence of such Change in Control, which we refer to as the "Change in Control Purchase Date," at a cash price equal to the Issue Price plus accrued Original Issue Discount through and including the Change in Control Purchase Date, which we refer to as the "Change in Control Purchase Price." If prior to a Change in Control Purchase Date the debentures have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the debentures at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to, but excluding, the Change in Control Purchase Date. Holders will not have any right to require us to purchase debentures in the event of any Change in Control of Pride occurring after January 16, 2004.

   Within 15 Business Days after the Change in Control, Pride will mail to the trustee and to each holder (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice will state, among other things:

  . the date of such Change in Control and, briefly, the events causing such Change in Control,

  .  the date by which the Change in Control Purchase Notice must be given,

  .  the Change in Control Purchase Date,

  .  the Change in Control Purchase Price,

  .  the name and address of the paying agent and the conversion agent,

  .  the Conversion Rate and any adjustments thereto,

  . that debentures with respect to which a Change in Control Purchase Notice is given by the holder may be converted into shares of common stock only if the Change in Control Purchase Notice has been withdrawn by the holder in accordance with the terms of the Indenture,

  .  the procedures that holders must follow to exercise these rights,

  .  the procedures for withdrawing a Change in Control Purchase Notice, and

  . that holders who want to convert debentures must satisfy the requirements set forth in the debentures.

We will cause a copy of such notice to be published in a daily newspaper of national circulation.

   To exercise the purchase right, the holder must deliver written notice of the exercise of such right, which we refer to as a "Change in Control Purchase Notice," to the paying agent prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice must state:

  . the certificate numbers of the debentures to be delivered by the holder thereof for purchase by Pride,

  . the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or an integral multiple thereof, and

  . that such debentures are to be purchased by Pride pursuant to the applicable provisions of the debentures.

   Any Change in Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal must state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a Change in Control Purchase Notice.

   Payment of the Change in Control Purchase Price for a debenture for which a Change in Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such debenture (together with necessary endorsements) to the paying agent at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such debenture will be made promptly following the later of the Business Day following the Change in Control Purchase Date and the time of delivery of such debenture. If the paying agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of such debenture on the Business Day following the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such debenture will cease to be outstanding and Original Issue Discount on such debenture will cease to accrue and will be deemed paid, whether or not such debenture is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such debenture).

   One of the events that constitutes a Change in Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of Pride and its Subsidiaries, taken as a whole. New York law will govern the Indenture and the debentures, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if we engaged in a transaction in which we disposed of less than all of our assets, a question of interpretation could arise as to whether that disposition was of "substantially all" of our assets and whether we were required to purchase debentures at the option of the holders.

   We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other rules under the Securities Exchange Act of 1934 that may then be applicable to our offer to purchase debentures at the option of the holders thereof upon a Change in Control of Pride, and will file Schedule TO or any other required schedule.

   The Change in Control purchase feature of the debentures may, in certain circumstances, make more difficult or discourage a takeover of Pride and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of Pride by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. The terms of such feature result from negotiations between Pride and the underwriter.

   The provisions of the Indenture relating to a Change in Control may not afford the holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a Change in Control.

   If a Change in Control were to occur, there can be no assurance that we would have funds sufficient to pay the Change in Control Purchase Price for all of the debentures that might be delivered by holders seeking to exercise the purchase right, because we might also be required to prepay certain other Indebtedness having change of control provisions in favor of the holders thereof. In addition, our ability to purchase debentures with cash may be limited by the terms of our then-existing borrowing agreements.

Optional Conversion to Semiannual Coupon Note upon Tax Event

   From and after the date, which we refer to as the "Tax Event Date," of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future Original Issue Discount accrue at 2.50% per annum on a principal amount per debenture, which we refer to as the "Restated Principal Amount," equal to the Issue Price plus Original Issue Discount accrued to the date immediately prior to the Tax Event Date or the date on which we exercise the option described herein, whichever is later, which we refer to as the "Option Exercise Date." Such interest will accrue from the Option Exercise Date and will be payable semiannually on January 16 and July 16 of each year, which we refer to as an "Interest Payment Date," to holders of record at the close of business on January 1 or July 1, which we refer to as a "Regular Record Date," immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date.

   A "Tax Event" means that we have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus supplement, as a result of (a) any amendment to, or change (including any prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus supplement, there is more than an insubstantial risk that interest (including Original Issue Discount) payable on the debentures either (1) would not be deductible on a current accrual basis or (2) would not be deductible under any other method, in either case in whole or in part, by us (by reason of deferral, disallowance or otherwise) for United States federal income tax purposes.

Restrictive Covenants

   The Indenture will provide that the following covenants will be suspended during any Investment Grade Status Period, except for the covenants described under the captions "Transactions with Affiliates" and "Limitation on Liens." See "--Suspension of Covenants during Achievement of Investment Grade Status." In addition, during any Investment Grade Status Period, the second bullet point in clause (2) and clause (3) of the covenant described under "--Consolidation, Merger and Sale of Assets" will also be suspended.

   The Indenture will contain, among others, the following covenants:

   Transactions with Affiliates. We will, and will permit any Subsidiary to, conduct any business, enter into or permit to exist any transaction or series of related transactions, including the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service with any of our Affiliates (other than transactions among Pride and any Wholly Owned Subsidiaries) only if:

     (1) the transaction or series of related transactions is on terms set forth in writing which are no less favorable to us or the Subsidiary than those that could be obtained in a comparable arm's length transaction with a person that is not such an Affiliate and

     (2) either:

     . with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $2 million but less than $5 million, we certify to the trustee that the transaction or series of related transactions complies with clause (1) above or

     . with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $5 million, the transaction or series of related transactions is approved by a majority of our Board of Directors, including a majority of the disinterested directors, which approval is evidenced by a board resolution that the transaction or series of related transactions complies with clause (1) above.

These provisions will not apply to the following:

  . reasonable compensation (including amounts paid pursuant to employee benefit plans) and indemnification paid or made available to an officer, director or employee of Pride or a Subsidiary for services rendered in that person's capacity as an officer, director or employee or

  . the making of any Restricted Payment otherwise permitted by the Indenture.

   Limitation on Restricted Payments. We will, and will permit any Subsidiary to, make any Restricted Payment only if, at the time of and after giving effect to the proposed Restricted Payment:

     (1) no Default or Event of Default has occurred and is continuing or would result from the Restricted Payment,

     (2) we could incur at least $1.00 of additional Indebtedness under the tests described in the first sentence under the caption "--Limitation on Indebtedness," and

     (3) the aggregate amount of such Restricted Payment and all Restricted Payments (the amount of any Restricted Payment not made in cash will be based on Fair Market Value) declared or made on or after the Issue Date by us or any Subsidiary does not exceed the sum of:

     . 50% of the aggregate Consolidated Net Income accrued during the period beginning on the first day of the fiscal quarter in which the Issue Date falls and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment (or if such Consolidated Net Income is a deficit, minus 100% of the deficit), plus

     . an amount equal to the aggregate net cash proceeds we receive, after the Issue Date, from the issuance or sale (other than to a Subsidiary or an employee stock ownership plan or trust established by us for the benefit of our employees) of shares of our Capital Stock, excluding Redeemable Stock but including the Capital Stock issued upon the exercise of options, warrants or rights to purchase our Capital Stock (other than Redeemable Stock), and the liability (expressed as a positive number) in accordance with GAAP for any of our Indebtedness or carrying value of Redeemable Stock, which has been converted into, exchanged for or satisfied by the issuance of shares of our Capital Stock (other than Redeemable Stock), after the Issue Date, plus

     . to the extent not otherwise included in Consolidated Net Income, the net reduction in Investments in Non-Recourse Subsidiaries or joint ventures resulting from dividends, repayments of loans or advances, releases or discharges of guarantees or other obligations, or other transfers of assets, in each case to us or a Subsidiary after the Issue Date from any Non-Recourse Subsidiary or joint venture or from the redesignation of a Non-Recourse Subsidiary as a Subsidiary (valued in each case as provided in the definition of Investment), not to exceed, in the case of any Non-Recourse Subsidiary or joint venture, the total amount of Investments (other than Permitted Investments) in such Non-Recourse Subsidiary or joint venture made by us and our Subsidiaries in such Non-Recourse Subsidiary or joint venture existing on or made after the Issue Date, plus

     . to the extent not otherwise included in Consolidated Net Income or in the previous bullet point, the total amount of Investments in joint ventures (calculated as of the Issue Date) which have become Wholly Owned Subsidiaries subsequent to the Issue Date, plus

     .  $90 million.

These provisions will not prevent:

      (A) the payment of any dividend on the Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration the payment would be permitted by the Indenture; provided that at the time of the declaration of such dividend, no Default shall have occurred and be continuing,

     (B) any repurchase or redemption of our Capital Stock or Subordinated Indebtedness made by exchange for our Capital Stock (other than Redeemable Stock), or out of the net cash proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of our Capital Stock (other than Redeemable Stock), if the net cash proceeds from the sale are excluded from computations under the second bullet point under (3) above to the extent such proceeds are applied to purchase or redeem such Capital Stock or Subordinated Indebtedness, and

     (C) any repurchase or redemption of our Subordinated Indebtedness solely in exchange for, or out of the net cash proceeds from the substantially concurrent sale of, our new Subordinated Indebtedness, so long as the Subordinated Indebtedness:

     . is subordinated to the debentures at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed,

     . has a stated maturity later than the stated maturity of the Subordinated Indebtedness so exchanged, purchased or redeemed, and

     . has an Average Life at the time incurred that is greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed.

Restricted Payments permitted to be made as described in (B) and (C) above will be excluded in calculating the amount of Restricted Payments thereafter; Restricted Payments made as described in (A) above will be included.

   Limitation on Indebtedness. We will, and will permit any Subsidiary to, create, incur, assume, suffer to exist, guarantee or otherwise become liable with respect to the payment of (collectively, "incur") any Indebtedness (other than Non-Recourse Indebtedness) only if, after giving effect to the incurrence of that Indebtedness, no Default or Event of Default would occur and the Consolidated Interest Coverage Ratio for the Determination Period preceding the applicable transaction date is at least 2.5 to 1.0. We or any Subsidiary may, however, incur Permitted Indebtedness. Any Indebtedness of a person existing at the time that person becomes a Subsidiary will be deemed to be incurred by that Subsidiary at the time it becomes a Subsidiary.

   Limitation on Subsidiary Indebtedness and Preferred Stock. We will not permit any Subsidiary to incur any Indebtedness (other than Indebtedness of Non-Recourse Subsidiaries) or issue any preferred stock except:

     (a) Indebtedness or preferred stock issued to and held by us or a Wholly Owned Subsidiary, so long as any transfer of such Indebtedness or preferred stock to a person other than us or a Wholly owned Subsidiary will be deemed to constitute the issuance of such Indebtedness or preferred stock by the issuer,

     (b) Indebtedness or preferred stock of a Subsidiary issued and outstanding prior to the date on which we acquire that Subsidiary (other than Indebtedness or preferred stock issued in connection with or in anticipation of the acquisition),

     (c) Indebtedness or preferred stock outstanding on the Issue Date,

     (d) Indebtedness described in clauses (2), (3), (4), (6) and (7) under the definition of "Permitted Indebtedness,"

     (e) Permitted Subsidiary Refinancing Indebtedness of that Subsidiary,

     (f) preferred stock issued in exchange for, or the proceeds of which are used to refinance, repurchase or redeem, Indebtedness or preferred stock described in clauses (b) and (c) of this paragraph (the "Retired Indebtedness or Stock"), if the preferred stock so issued has

     . a liquidation value not in excess of the principal amount or liquidation value of the Retired Indebtedness or Stock plus related expenses for redemption and issuance, and

     . a redemption date later than the stated maturity or redemption date (if any) of the Retired Indebtedness or Stock,

     (g) Indebtedness of a Subsidiary that represents the assumption by that Subsidiary of Indebtedness of another Subsidiary (other than Non-Recourse Indebtedness) in connection with a merger of those Subsidiaries, if no Subsidiary or any successor existing on the Issue Date assumes or otherwise becomes responsible for any Indebtedness of an entity that is not a Subsidiary on the Issue Date, except to the extent that a Subsidiary would be permitted to incur such Indebtedness under this paragraph,

     (h) Indebtedness to finance the construction and operation of the drillships Pride Africa and Pride Angola pursuant to the credit agreements among Pride, certain of its Subsidiaries, and lenders thereunder, as in effect on the Issue Date, and any refinancings or replacements thereof, and

     (i) Indebtedness or preferred stock of any Subsidiary, which when taken together with all other Indebtedness and preferred stock of the Subsidiaries (except Indebtedness or preferred stock incurred pursuant to clauses (a), (b), (d) and (h) of this covenant and clauses (e) and (f) of this covenant to the extent relating to Indebtedness incurred pursuant to clauses (a), (b) and (d) of this covenant), does not exceed at any one time outstanding the greater of:

     .  $100 million and

     . 15% of Consolidated Net Tangible Assets determined as of the date of incurrence of such Indebtedness.

   Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. We will not, and will not permit any Subsidiary to, create, enter into any agreement with any person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind that by its terms restricts the ability of any Subsidiary to:

  . pay dividends or make any other distributions on its Capital Stock to us or any Subsidiary,

  .  pay any Indebtedness owed to us or any Subsidiary,

  .  make loans or advances to us or any Subsidiary, or

  .  transfer any of its Property to us or any Subsidiary.

This restriction will not apply to any encumbrance or restriction contained in any agreement or instrument:

     (1) existing on the Issue Date,

     (2) relating to any Property acquired after the Issue Date, so long as the encumbrance or restriction relates only to the Property so acquired,

     (3) relating to any Indebtedness of any Subsidiary at the date on which the Subsidiary was acquired by us or any Subsidiary (other than Indebtedness incurred in connection with or in anticipation of the acquisition),

     (4) effecting a refinancing of Indebtedness issued under an agreement referred to in clauses (1) through (3) above, so long as the encumbrances and restrictions contained in any such refinancing agreement, taken as a whole, are no more restrictive than the encumbrances and restrictions contained in the agreements,

     (5) constituting customary provisions restricting subletting or assignment of any of our leases or any Subsidiary's leases or provisions in agreements that restrict the assignment of such agreement or any rights thereunder,

     (6) constituting restrictions on the sale or other disposition of any Property securing Indebtedness as a result of a Permitted Lien on such Property,

     (7) constituting any temporary encumbrance or restriction with respect to a Subsidiary under an agreement that has been entered into for the sale or disposition of all or substantially all of the outstanding Capital Stock of or assets of each Subsidiary, provided that such sale or disposition is otherwise permitted under the Indenture,

     (8) constituting customary restrictions on cash, other deposits or assets imposed by customers and other persons under contracts entered into in the ordinary course of business, or

     (9) constituting provisions contained in agreements or instruments relating to Indebtedness that prohibit the transfer of all or substantially all of the assets of the obligor under that agreement or instrument unless the transferee assumes the obligations of the obligor under such agreement or instrument or such assets may be transferred subject to such prohibition.

   Limitation on Asset Sales. We will engage in, and will permit any Subsidiary to engage in, any Asset Sale only if:

     (1) we or the Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale, except in the case of:

     . an Asset Sale resulting from the requisition of title to, seizure or forfeiture of any Property or any actual or constructive total loss or an agreed or compromised total loss, or

     .  a Bargain Purchase Contract,

     (2) except in the case of an Asset Sale described in the two bullet points in clause (1), at least 75% of the consideration consists of Cash Proceeds or the assumption of our Indebtedness (other than Subordinated Indebtedness) or of the Subsidiary relating to the Property that was the subject of such Asset Sale and our release or the release of the Subsidiary from such Indebtedness, and

     (3) we certify to the trustee that such Asset Sale complies with (1) and
  (2) above.

The requirements described in (2) do not, however, apply to an Asset Sale in which we exchange assets for assets that constitute Replacement Assets. We or such Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale:

  .  to the acquisition of one or more Replacement Assets, or

  . to repurchase or repay Senior Debt (other than Indebtedness owed to us or our Affiliate) (with a permanent reduction of availability in the case of revolving credit borrowings).

Such acquisition or such repurchase or repayment must, however, be made within 365 days after the consummation of the relevant Asset Sale. The following amounts will be deemed to be cash for purposes of this provision:

  . any of our liabilities or of any Subsidiary (as shown on our or such Subsidiary's most recent balance sheet or in the notes thereto), other than liabilities that by their terms are subordinated to the debentures or the applicable subsidiary guarantee that are assumed by the transferee of any such Property as a result of which we and our Subsidiaries are no longer obligated with respect to such liabilities, and

  . any Indebtedness or other obligations received by us or any such Subsidiary from such transferee that are converted by us or such Subsidiary into cash (to the extent of the cash received) within 120 days of such Asset Sale.

   Any Net Available Proceeds from any Asset Sale that are not used to acquire Replacement Assets or to repurchase or repay Senior Debt within 365 days after consummation of the relevant Asset Sale constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million, we will, or at any time after receipt of Excess Proceeds, we may, at our option, make a pro rata offer to all holders of debentures and other Indebtedness (excluding our 9 3/8% Senior Notes due 2007 and our 10% Senior Notes due 2009; provided that we may make an offer to purchase such Senior Notes in accordance with their terms) that ranks by its terms equally in right of payment with the debentures and the terms of which contain substantially similar requirements with respect to the application of net proceeds from asset sales as are contained in the Indenture, which we refer to as an "Asset Sale Offer," to purchase on a pro rata basis the maximum principal amount at maturity of the debentures and other such Indebtedness in integral multiples of $1,000 that may be purchased out of the Excess Proceeds, at an offer price in cash equal to (a) the Issue Price plus accrued Original Issue Discount through the purchase date, in the case of the debentures, and (b) 100% of the outstanding principal amount thereof plus any accrued and unpaid interest to the purchase date, in the case of such other Indebtedness. Upon completion of any Asset Sale Offer, the amount of Excess Proceeds will be reset to zero and we may use any remaining amount for general corporate purposes.

   Within five Business Days after we are obligated to make an Asset Sale Offer, we will send a written notice to holders, accompanied by such information we in good faith believe will enable holders to make an informed decision with respect to the Asset Sale Offer.

   We will comply with any applicable tender offer rules, including any applicable requirements of Rule 14e-1 under the Securities Exchange Act of 1934, in the event that an Asset Sale Offer is required under the circumstances described above, and we will file Schedule TO or any other required schedule.

   Limitation on Sale and Lease-Back Transactions. We will, and will permit any Subsidiary to, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction only if:

  . the proceeds from the Sale and Lease-Back Transaction are at least equal to the Fair Market Value of the Property being transferred, and

  . we or the Subsidiary would have been permitted to enter into the transaction under the covenants described under the captions "-- Limitation on Indebtedness" and "--Limitation on Subsidiary Indebtedness and Preferred Stock" (if the Sale and Lease-Back Transaction is a Capital Lease Obligation) and "--Limitation on Liens."

   Limitation on Liens. We will not, and will not permit any Subsidiary to, create, affirm, incur, assume or suffer to exist any Liens on or with respect to any Property or ourself or that Subsidiary or any interest in that Property or any income or profits from that Property, without effectively securing the debentures equally and ratably with (or prior to) any Indebtedness so secured. This restriction will not apply to Permitted Liens.

   Limitation on Non-Guarantor Subsidiaries. We will permit any Subsidiary that is not a subsidiary guarantor to guarantee the payment of any of our Indebtedness only if:

     (1) both

     . such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a subsidiary guarantee of the debentures by such Subsidiary and

     . with respect to any guarantee of Subordinated Indebtedness by a Subsidiary, any such guarantee will be subordinated to that Subsidiary's guarantee of the debentures at least to the same extent as such Subordinated Indebtedness is subordinated to the debentures,

     (2) such Subsidiary waives, and agrees not in any manner whatsoever to exercise any right or claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Subsidiary as a result of any payment by such Subsidiary under its subsidiary guarantee of the debentures until such time as the obligations guaranteed thereby are paid in full and

     (3) such Subsidiary delivers to the trustee an opinion of independent legal counsel to the effect that such subsidiary guarantee of the debentures has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of the Subsidiary, except insofar as enforcement may be:

     . limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers), and

     .  subject to general principles of equity.

This covenant will not, however, apply to any guarantee of any Subsidiary that either:

  .  existed at the time such person became one of our Subsidiaries and

  . was not incurred in connection with, or in contemplation of, that person becoming one of our Subsidiaries.

   In addition, a pledge of assets to secure any Indebtedness for which the pledgor is not otherwise liable will not be considered a guarantee.

Consolidation, Merger and Sale of Assets

   We will consolidate with or merge into any other entity (other than a merger of a Subsidiary into us in which we are the continuing corporation), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of our assets and our Subsidiaries, taken as a whole, to any person, only if:

     (1) either

     .  we are the continuing entity or

     . the resulting entity is organized under the laws of the United States of America or any State thereof or the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands, France, the Netherlands, or the Netherlands Antilles, and assumes by a supplemental indenture the due and punctual payments on the debentures and the performance of our covenants and obligations under the Indenture,

     (2) immediately after giving effect to the transaction on a pro forma basis (including any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction):

     . no Default or Event of Default under the Indenture has occurred and is continuing or would result from the transaction; and

     . we or the resulting entity will have a Consolidated Net Worth equal to or greater than our Consolidated Net Worth immediately prior to the transaction,

     (3) immediately after giving effect to the transaction on a pro forma basis as if the transaction had occurred on the first day of the Determination Period, we or the resulting entity would be permitted to incur $1.00 of additional Indebtedness under the tests described in the first sentence under the caption "--Restrictive Covenants--Limitation on Indebtedness" and

     (4) in the event that we or the resulting entity is organized in a jurisdiction other than the United States that is different from the jurisdiction in which the obligor on the debentures was organized immediately before giving effect to the transaction:

     . such continuing entity delivers to the trustee an opinion of counsel stating that (a) the obligations of the continuing entity under the Indenture are enforceable under the laws of the new jurisdiction of its formation subject to customary exceptions and
        (b) the holders will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such transaction had not occurred,

     . the continuing entity agrees in writing to submit to jurisdiction and appoints an agent for the service of process, each under terms satisfactory to the trustee, and

     . the board of directors of the continuing entity determines in good faith that such transaction will have no material adverse effect on any holder and a board resolution to that effect is delivered to the trustee.

   The provision with respect to Consolidated Net Worth described in clause (2) above and the provision described in clause (3) above will not apply to any merger into or consolidation with, or any transfer of all or substantially all of our and our Subsidiaries assets taken as a whole to, Pride or a Wholly Owned Subsidiary. Further, the entire covenant will not apply to any merger of another entity into Pride.

   In connection with any consolidation, merger, asset transfer or other transaction contemplated by this restriction, we will deliver or cause to be delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, asset transfer or transaction and the supplemental indenture in respect thereto comply with the provisions of the Indenture and that all conditions precedent in the Indenture relating to such transactions have been complied with.

   Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise every right and power of Pride under the Indenture and the debentures with the same effect as if the resulting entity had been named as Pride in the Indenture. When the resulting entity assumes all the obligations and covenants of Pride under the Indenture and the debentures, except in the case of a lease, we will be relieved of all such obligations.

Events of Default; Notice and Waiver

   The Indenture will provide that, if an Event of Default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the Issue Price of the debentures plus accrued Original Issue Discount (or if the debentures have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) on the debentures to and including the date of default (in the case of an Event of Default specified in subparagraph (a) or (b) of the following paragraph) or to the date of such declaration (in the case of any other Event of Default), to be due and payable immediately. In the case of certain events of bankruptcy or insolvency, the Issue Price plus the accrued Original Issue Discount thereon (or if the debentures have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) to and including the occurrence of such event ipso facto shall become immediately due and payable without any declaration or other act on the part of either the trustee or any holder. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in aggregate principal amount of the outstanding debentures may, under certain circumstances, rescind or annul any such acceleration. Interest shall, to the extent permitted by law, accrue and be payable on demand upon a default in the payment of principal amount at maturity, Issue Price, accrued Original Issue Discount, or any Redemption Price, Purchase Price, Change in Control Purchase Price or shares of common stock to be delivered upon conversion of the debentures, and such interest shall be compounded semiannually. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of Original Issue Discount.

   In addition to the Events of Default described in the accompanying prospectus, an Event of Default with respect to the debentures includes any of the following:

     (a) our failure to pay the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any debenture when the same becomes due and payable,

     (b) our failure to deliver shares of common stock within 10 days when such common stock is required to be delivered upon conversion of a debenture as provided in the Indenture,

     (c) our failure to comply with any of our covenants or agreements contained in "--Consolidation, Merger or Sale of Assets", "--Purchase of Debentures at the Option of the Holder upon a Change in Control" and "-- Restrictive Covenants--Limitation on Asset Sales,"

     (d) the failure in the performance or breach of any covenant or agreement by Pride or any subsidiary guarantor contained in the debentures, any subsidiary guarantee of the debentures or the Indenture (other than a covenant or agreement a default in performance or breach of which is specifically dealt with) for 30 days after written notice has been mailed to Pride or such subsidiary guarantor by the trustee or to Pride and the trustee by the holders of at least 25% of the aggregate principal amount of the outstanding debentures,

     (e) the failure by Pride or any Subsidiary to pay its Indebtedness (other than Non-Recourse Indebtedness or Limited Recourse Indebtedness) when due within the applicable grace period or the acceleration of such Indebtedness by the holders thereof and, in either case, the aggregate principal amount of the due and unpaid or accelerated Indebtedness exceeds $10 million,

     (f) the entry by a court of competent jurisdiction of one or more judgments or orders against Pride or any Subsidiary in an uninsured or unindemnified aggregate amount in excess of $10 million that remain undischarged or unsatisfied for 30 consecutive days after the right to appeal them has expired,

     (g) any subsidiary guarantee for any reason ceases to be, or is asserted by Pride or any subsidiary guarantor, as applicable, not to be, in full force and effect (except pursuant to the release of any such subsidiary guarantee in accordance with the Indenture) and

     (h) events of bankruptcy, insolvency or reorganization involving any Subsidiary that constitutes a Significant Subsidiary.

   The holders of a majority in aggregate principal amount of the outstanding debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debentures, subject to certain limitations specified in the Indenture.

   Notwithstanding the provisions described in the accompanying prospectus under "Description of Debt Securities--Events of Default," and "--Modification and Waiver," the right of any holder:

  . to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change in Control Purchase Price or interest, if any, in respect of the debentures held by such holder on or after the respective due dates expressed in the debentures,

  .  to convert such debentures, or

  . to institute suit for the enforcement of any such payment on or after such respective dates or the right to convert,

shall not be impaired or adversely affected without such holder's consent.

   The holders of a majority in aggregate principal amount of outstanding debentures may on behalf of all holders of debentures waive any past default under the Indenture, except:

  .  any default in any payment on the debentures or

  . any default in respect of certain covenants or provisions in the Indenture (including the conversion rights of the debentures) that may not be modified or amended without the consent of the holder of each outstanding debenture affected.

Modification

   For a description of provisions relating to modification or amendment of the Indenture, see "Description of Debt Securities--Modification and Waiver" in the accompanying prospectus. In addition to those provisions, with respect to the debentures no modification or amendment may, without the consent of the holder of each outstanding debenture affected thereby, reduce the principal amount at maturity, Issue Price, Purchase Price, Conversion Rate, Change in Control Purchase Price or Redemption Price of any debenture, or extend the stated maturity of any debenture or alter the manner or rate of accrual of Original Issue Discount or interest, or subordinate in right of payment, or otherwise subordinate, the debentures or any subsidiary guarantee to any other Indebtedness, or make any change that materially and adversely affects the conversion rights associated with any debenture or the right to require Pride to purchase a debenture.

Defeasance

   The debentures will be subject to both legal defeasance and discharge and covenant defeasance at our option as described in the accompanying prospectus under "Description of Debt Securities--Defeasance." However, our obligations with respect to the convertibility of the debentures will survive any such action by us.

Limitations of Claims in Bankruptcy

   If we commence a bankruptcy proceeding under Title 11 of the United States Code, the claim of the holder of a debenture may be limited to the Issue Price of the debenture plus that portion of the Original Issue Discount deemed to have accrued from the Issue Date to the commencement of such proceeding.

Taxation of Debentures

   See "Material U.S. Federal Income Tax Considerations" for a discussion of certain United States federal income tax aspects that may apply to holders of debentures.

Information Concerning the Trustee

   The Chase Manhattan Bank is the trustee, security registrar, paying agent and conversion agent under the Indenture with respect to the debentures. The Chase Manhattan Bank also serves as trustee under the Indenture with respect to our 10% Senior Notes due 2009 and our 9 3/8% Senior Notes due 2007.

Glossary

   "Adjusted Net Assets" of a subsidiary guarantor at any date means the amount by which the Fair Value of the properties and assets of such subsidiary guarantor exceeds the total amount of liabilities, including contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its subsidiary guarantee, of such subsidiary guarantor at such date.

   "Affiliate" of any specified person means another person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that person, whether through the ownership of voting securities, by agreement or otherwise. Beneficial ownership of 10% or more of the Voting Stock of a person will, however, be deemed to be control.

   "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including any disposition by means of a merger, consolidation or Sale and Lease-Back Transaction described in the next sentence) by us or any of our Subsidiaries to any person other than us or a Wholly Owned Subsidiary, in one transaction or a series of related transactions, of

     (1) any Capital Stock of any Subsidiary, except for directors' qualifying shares or certain minority interests sold to other persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose, or

     (2) any of our or our Subsidiaries' other Property other than:

       (A) sales of drill-string components or obsolete or worn out equipment in the ordinary course of business or other assets that, in our reasonable judgment, are no longer used or useful in the conduct of our or our Subsidiaries' business,

       (B) any drilling contract, charter (bareboat or otherwise) or other lease of Property entered into by us or any of our Subsidiaries in the ordinary course of business, other than any Bargain Purchase Contract,

       (C) a Permitted Investment or Restricted Payment permitted under "-- Restrictive Covenants--Limitation on Restricted Payments,"

       (D) a Change in Control,

       (E) a consolidation, merger or disposition of all or substantially all of our assets in compliance with the provision of the Indenture described in "--Consolidation, Merger and Sale of Assets,"

       (F) any trade or exchange by us or any of our Subsidiaries of one or more drilling rigs or other vessels or equipment for one or more other Replacement Assets owned or held by another person, if:

             . the Fair Value of the Property traded or exchanged by us or such Subsidiary (including cash or cash equivalents to be delivered by us or such Subsidiary) is reasonably equivalent to the Fair Value of the asset (together with cash or cash equivalents to be received by us or such Subsidiary) acquired, as determined by written appraisal by a nationally (or industry) recognized investment banking firm or appraisal firm and

             . such exchange is approved by a majority of our disinterested directors and

       (G) any transfers that, but for this clause (G), would be Asset
    Sales, if:

             . we elect to designate such transfers as not constituting Asset Sales and

             . after giving effect to such transfers, the aggregate Fair Market Value of the Property transferred in such transaction or any such series of related transactions so designated does not exceed $1,000,000.

An Asset Sale includes dispositions by way of merger or consolidation or by means of a Sale and Lease-Back Transaction other than a Sale and Lease-Back Transaction that results in the creation or incurrence of:

  .  a Capital Lease Obligation of Pride or any of our Subsidiaries or

  . a lease of newly acquired, improved, upgraded or constructed assets, which lease is treated as an operating lease in accordance with GAAP and entered into within 180 days of the later of commencement of commercial operations of such assets and completion of such acquisition, improvement, upgrade or construction.

An Asset Sale also includes the requisition of title to, seizure of or forfeiture of any Property, or any actual or constructive total loss or an agreed or compromised total loss of any Property.

   "Average Life" means, as of any date, the quotient obtained by dividing:

     (1) the sum of the products of

     . the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of the applicable debt security or preferred stock multiplied in each case by

     .  the amount of such principal payment by

     (2) the sum of all such principal payments.

   "Bargain Purchase Contract" means a drilling contract, charter (bareboat or otherwise) or lease that provides for acquisition of Property by the other party to the agreement during or at the end of its term for less than Fair Market Value of the Property at the time such right to acquire the Property is granted.

   "Business Day," when used with respect to any place where a payment on the debentures may be made, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in that place, or the city in which the trustee's principal office is located, are authorized or obligated by law or executive order to close.

   "Capital Lease Obligation" means, at any time as to any person with respect to any Property leased by that person as lessee, the amount of the liability with respect to the lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such person prepared in accordance with GAAP. For purposes of "--Certain Covenants--Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

   "Capital Stock" in any entity means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such entity and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such entity.

   "Cash Proceeds" means, with respect to any Asset Sale by any person, the aggregate consideration received for such Asset Sale by such person in the form of cash or cash equivalents (including any amounts of insurance or other proceeds received in connection with an Asset Sale of the type described in the last sentence of the definition of Asset Sale), including payments for deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to such person or any subsidiary thereof). For purposes of this definition, "cash or cash equivalents" are deemed to include, for a period not to exceed 12 months from the related Asset Sale, noncash consideration received with respect to an Asset Sale to the extent that such noncash consideration consists of:

     (1) publicly traded debt securities rated as "BBB-" or higher by Standard & Poor's Ratings Services and "Baa3" or higher by Moody's Investors Service, Inc.; or

     (2) other Indebtedness of a person if:

     . the lowest rated long-term, unsecured debt obligation issued by such person is rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's; or

     . in the case of other Indebtedness, the payment of such other Indebtedness is secured by an irrevocable letter of credit issued by a commercial bank having capital and surplus in excess of $100 million and long-term, unsecured debt obligations rated at least "A-" by S&P and "A3" by Moody's.

   "Change in Control" means:

     (1) a determination by us that any person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) has become the direct or indirect beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of our Voting Stock;

     (2) we are merged with or into or consolidated with another entity and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) in the aggregate by:

     . our stockholders immediately prior to such merger or consolidation or

     . if the record date has been set to determine our stockholders entitled to vote on such merger or consolidation, our stockholders as of such record date;

     (3) we, either individually or in conjunction with one or more Subsidiaries, sell, convey, transfer or lease, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of our and our Subsidiaries' assets, taken as a whole (either in one transaction or a series of related transactions), including Capital

  Stock of the Subsidiaries, to any person or entity (other than a Wholly Owned Subsidiary or a newly formed entity having substantially the same stockholders, directly or indirectly, as our company with holdings in substantially the same proportion as such stockholders' holdings in our company);

     (4) the liquidation or dissolution of our company; or

     (5) the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors.

   The term "common stock" means common stock, no par value, of Pride as it exists on the Issue Date or any other Capital Stock of Pride into which such common stock shall be reclassified or changed.

   "Consolidated Current Liabilities" of any entity means, as of any date, the total liabilities (including tax and other proper accruals) of such entity and its subsidiaries (other than Non-Recourse Subsidiaries) on a consolidated basis at such date which may properly be classified as current liabilities in accordance with GAAP, after eliminating (1) all intercompany items between such entity and its subsidiaries or between subsidiaries and (2) all current maturities of long-term Indebtedness.

   "Consolidated Interest Coverage Ratio" means, as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio, the ratio of:

     (1) our aggregate amount of EBITDA for the latest four fiscal quarters for which financial information is available immediately prior to the applicable transaction date (the "Determination Period") to

     (2) our aggregate Consolidated Interest Expense that is anticipated to accrue during a period consisting of the fiscal quarter in which the transaction date occurs and the three subsequent fiscal quarters (based upon the pro forma amount and maturity of, and interest payments on, Indebtedness of ourself and our consolidated Subsidiaries expected by us to be outstanding on the transaction date and reasonably anticipated by us to be outstanding from time to time during such period), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the transaction date and base interest rates on floating interest rate obligations equal to the base interest rates on such obligations in effect as of the transaction date.

This calculation is subject to the following qualifications:

  . if Pride or any of its consolidated Subsidiaries is a party to any Interest Swap Obligation that would have the effect of changing the interest rate on any Indebtedness of Pride or any of its consolidated Subsidiaries for such four-quarter period (or a portion thereof), the resulting rate will be used for such four-quarter period or portion thereof;

  . any Consolidated Interest Expense of Pride with respect to Indebtedness incurred or retired by Pride or any of its Subsidiaries during the fiscal quarter in which the transaction date occurs will be calculated as if such Indebtedness was so incurred or retired on the first day of the fiscal quarter in which the transaction date occurs;

  . if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio would have the effect of increasing or decreasing EBITDA in the future and if such increase or decrease is readily quantifiable and is directly attributable to such transaction, EBITDA will be calculated on a pro forma basis as if the transaction had occurred on the first day of the four fiscal quarters referred to in clause (1) of this definition, and if, during the same four fiscal quarters:

  . Pride or any of its consolidated Subsidiaries engaged in any Asset Sale, EBITDA for such period will be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets that are the subject of the Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or

  . Pride or any of its consolidated Subsidiaries acquires any material assets other than in the ordinary course of business, EBITDA and Consolidated Interest Expense (if Indebtedness is incurred or assumed in connection with such acquisition) will be calculated on a pro forma basis as if such acquisition and related financing had occurred on the first day of the period.

   "Consolidated Interest Expense" means, with respect to any person for any period, without duplication, the sum of:

     (1) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such person and its subsidiaries (other than Non-Recourse Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP for Indebtedness, including, without limitation:

     .  any amortization of debt discount;

     . net costs associated with Interest Swap Obligations (including any amortization of discounts);

     .  the interest portion of any deferred payment obligation;

     .  all accrued interest; and

     . all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers acceptances or similar facilities paid or accrued, or scheduled to be paid or accrued, during such period other than for Non-Recourse Indebtedness;

     (2) dividends on preferred stock of such person (and preferred stock of its subsidiaries (other than Non-Recourse Subsidiaries) if paid to a person other than such person or its subsidiaries) declared and payable in cash;

     (3) the portion of any rental obligation of such person or its subsidiaries (other than Non-Recourse Subsidiaries) for any Capital Lease Obligation allocable to interest expense in accordance with GAAP;

     (4) the portion of any rental obligation of such person or its subsidiaries (other than Non-Recourse Subsidiaries) in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and

     (5) to the extent any debt of any other person is guaranteed by such person or any of its subsidiaries (other than Non-Recourse Subsidiaries), the aggregate amount of interest paid, accrued or scheduled to be paid or accrued, by such other person during such period attributable to any such debt.

We will exclude from the calculation of Consolidated Interest Expense, to the extent included above, amortization or writeoff of deferred financing costs of such person and its subsidiaries during such period and any charge related or any premium or penalty paid in connection with redeeming or retiring any Indebtedness of such person and its subsidiaries prior to its stated maturity. In each case, we will calculate Consolidated Interest Expense after elimination of intercompany accounts among such person and its subsidiaries and as determined in accordance with GAAP.

   "Consolidated Net Income" of any person means, for any period, the aggregate net income (or net loss, as the case may be) of such person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP. We will exclude from the calculation the following, without duplication:

     (1) any net income of any Non-Recourse Subsidiary, except that Pride's or any Subsidiary's equity in the net income of such Non-Recourse Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or cash equivalents actually distributed by such Non-Recourse Subsidiary during such period to Pride or such Subsidiary as a dividend or other distribution;

     (2) gains and losses from Asset Sales or reserves relating thereto;

     (3) items classified as extraordinary (other than the tax benefit, if any, of the utilization of net operating loss carryforwards or alternative minimum tax credits);

     (4) in the case of any computation of Consolidated Net Income for purposes of determining compliance with the covenants described under the caption "--Restrictive Covenants--Limitation on Restricted Payments," the net income of any person acquired by such specified person (other than a Non-Recourse Subsidiary) or any of its subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition;

     (5) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan;

     (6) the net income of any subsidiary of such specified person to the extent that the transfer to that person of that income is not at the time permitted, directly or indirectly, by any means (including by dividend, distribution, advance or loan or otherwise), by operation of the terms of its charter or any agreement with a person other than with such specified person, instrument held by a person other than by such specified person, judgment, decree, order, statute, law, rule or governmental regulations applicable to such subsidiary or its stockholders, except for any dividends or distributions actually paid during such period by such subsidiary to such person;

     (7) the cumulative effect of changes in accounting principles; and

     (8) non-cash compensation expense for management stock options and other incentive or benefit plans.

   "Consolidated Net Tangible Assets" of any person means, as of any date, Consolidated Tangible Assets of such person at such date, after deducting (without duplication of deductions) all Consolidated Current Liabilities of such person at such date.

   "Consolidated Net Worth" of any person means, as of any date, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such person and its subsidiaries on a consolidated basis at such date, each item determined in accordance with GAAP, less amounts attributable to Redeemable Stock of such person or any of its subsidiaries.

   "Consolidated Tangible Assets" of any person means, as of any date, the consolidated assets of such person and its Subsidiaries at such date, after eliminating intercompany items and after deducting

     (1) the net book value of all assets that would be classified as intangibles under GAAP (including, without limitation, goodwill, organizational expenses, trademarks, trade names, copyrights, patents, licenses and any rights in any thereof) and

     (2) any prepaid expenses, deferred charges and unamortized debt discount and expense, each such item determined in accordance with GAAP.

   "Continuing Director" means an individual who is a member of the Board of Directors of Pride and either:

     (1) who was a member of the Board of Directors on the Issue Date or

     (2) whose nomination for election or election to the Board of Directors was approved by vote of at least 66 2/3% of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved.

   "Currency Hedge Obligations" means, at any time as to any person, the obligations of such person at such time incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

   "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

   "Determination Period" has the meaning specified under clause (1) of the definition of "Consolidated Interest Coverage Ratio."

   "EBITDA" means, with respect to any person for any period, the Consolidated Net Income of such person, for such period, plus to the extent reflected in the income statement of such person for such period from which Consolidated Net Income is determined, without duplication:

     (1) Consolidated Interest Expense,

     (2) income tax expense,

     (3) depreciation expense,

     (4) amortization expense and

     (5) any other non-cash charges.

   "Fair Market Value" means the fair market value as determined in good faith by the Board of Directors of Pride.

   "Fair Value" means the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

   "GAAP" means United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination. All calculations made for purposes of determining compliance with the provisions set forth in "Consolidation, Merger and Sale of Assets" and with the terms of the covenants set forth in "Restrictive Covenants" will, however, use GAAP in effect at the Issue Date.

   A "holder," when used with respect to any debenture, means the person in whose name the debenture is registered in the security registrar.

   "Indebtedness" as applied to any person means, at any time, without duplication:

     (1) any obligation of such person, contingent or otherwise, for borrowed money;

     (2) any obligation of such person evidenced by bonds, debentures, notes or other similar instruments;

     (3) any obligation of such person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities incurred in respect of Property and services purchased in the ordinary course of business;

     (4) any obligation of such person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business);

     (5) any obligation of such person under conditional sale or other title retention agreements relating to purchased Property (other than accounts payable incurred in the ordinary course of business);

     (6) any obligation of such person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business);

     (7) any Capital Lease Obligation;

     (8) any obligation of any other person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such person, the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured;

     (9) any obligation of such person in respect of any letter of credit supporting any obligation of any other person;

     (10) the maximum fixed repurchase price of any Redeemable Stock of such person (or if such person is a subsidiary, any preferred stock of such person);

     (11) any Interest Swap Obligation or Currency Hedge Obligation of such person; and

     (12) any obligation that is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business or any performance guarantee), with respect to any Indebtedness of another person, to the extent guaranteed.

For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock or subsidiary preferred stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Stock or subsidiary preferred stock as if such Redeemable Stock or subsidiary preferred stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture. If, however, such Redeemable Stock or subsidiary preferred stock is not then permitted to be repurchased, the repurchase price will be the book value of such Redeemable Stock or subsidiary preferred stock. The amount of Indebtedness of any person at any date will be:

     (1) the outstanding book value at such date of all unconditional obligations as described above and

     (2) the maximum liability of any such contingent obligation at such date.

   "Interest Swap Obligation" means the obligation pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in interest rates.

   "Investment" means, with respect to any person, any investment in another person, whether by means of:

  . a share purchase;

  . a capital contribution;

  . a loan;

  . an advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures or prepayments or deposits in the ordinary course of business) or similar credit extension constituting Indebtedness of such other person; or

  . any guarantee of Indebtedness of any other person.

The term "Investment" will not, however, include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by Pride or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of Pride. The amount of any person's Investment will be the original cost of such Investment to such person, plus the cost of all additions thereto paid by such person, minus the amount of any portion of such Investment repaid to such person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or writeups, writedowns or writeoffs with respect to such Investment in determining the amount of any investment involving a transfer of any Property other than cash, such Property to be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the person making such transfer.

   "Investment Grade Status" exists as of any time if at such time:

  . the rating assigned to the debentures by Moody's is Baa3 (or the equivalent) or higher and

  . the rating assigned to the debentures by S&P is BBB- (or the equivalent) or higher.

   "Lien" means:

   . any mortgage,

   . pledge,

   . hypothecation,

   . charge,

   . assignment,

   . deposit arrangement,

   . encumbrance,

   . security interest,

   . lien (statutory or other), or

  . preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever.

The definition of "Lien" includes any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the above.

   "Limited Recourse Indebtedness" means

     (1) Indebtedness with respect to the two drilling/workover barge rigs owned by Pride's Venezuelan Subsidiary as in effect on the Issue Date (the "Venezuelan Barge Financing"),

     (2) Indebtedness with respect to two drillships owned by Andre Maritime Ltd. and Martin Maritime Ltd. as in effect on the Issue Date (the "Angola/Africa Drillship Financing") and

     (3) Indebtedness incurred to finance the purchase, acquisition, renovation or construction of capital assets and related items (including interest added to principal), or refinancings thereof,

     . for which the recourse of the holder of such Indebtedness is effectively limited to such capital assets and related items or

     . in which the recourse and security are similar to (or more favorable to Pride and its Subsidiaries than) the Venezuelan Barge Financing or the Angola/Africa Drillship Financing.

   "Net Available Proceeds" means

     (1) as to any Asset Sale (other than a Bargain Purchase Contract), the Cash Proceeds from that sale, net of:

     . all legal and title expenses, commissions and other fees and expenses incurred;

     .  all taxes payable as a consequence of such Asset Sale;

     . all payments made to any person other than Pride or a Subsidiary on any Indebtedness secured by the Property subject to the Asset Sale, in accordance with the terms of any Lien upon or with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

     . with respect to any Asset Sale by a Subsidiary, the equity interest in such Cash Proceeds of any holder of Capital Stock of such Subsidiary (other than Pride or any other Subsidiary);

     . appropriate amounts to be provided by Pride or any Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by Pride or any Subsidiary, as the case may be, after such Asset Sale including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

     (2) as to any Bargain Purchase Contract, an amount equal to:

     . that portion of the rental or other payment stream arising under a Bargain Purchase Contract that represents an amount in excess of the Fair Market Value of the rental or other payments with respect to the pertinent Property and

     . the Cash Proceeds from the sale of such Property, net of the amounts set forth in clause (1) above, in each case as and when received.

   "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of a Non-Recourse Subsidiary as to which:

     (1) neither Pride nor any Subsidiary

     . provides credit support constituting Indebtedness of Pride or any Subsidiary (other than Indebtedness permitted to be incurred under the definition of Non-Recourse Subsidiary) or

     . is directly or indirectly liable for such Indebtedness and

     (2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit any holder of any other Indebtedness of Pride or its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

   "Non-Recourse Subsidiary" means:

  . any subsidiary of Pride that at the time of determination will be designated a Non-Recourse Subsidiary by the Board of Directors of Pride as provided below and

  . any subsidiary of a Non-Recourse Subsidiary.

The Board of Directors of Pride may designate any subsidiary of Pride as a Non-Recourse Subsidiary so long as:

     (1) neither Pride nor any Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary, subject to the proviso described below;

     (2) no default with respect to any Indebtedness of such Subsidiary would permit any holder of any other Indebtedness of Pride or any Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity;

     (3) neither Pride nor any Subsidiary has made an Investment in such Subsidiary unless such Investment was made pursuant to, and in accordance with, the "Limitation on Restricted Payments" covenant (other than Investments of the type described in clause (9) of the definition of "Permitted Investments"); and

     (4) such designation does not result in the creation or imposition of any Lien on any Property of Pride or any Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which is in compliance with the "Limitation on Liens" covenant).

With respect to clause (1), however, Pride or a Subsidiary may be liable for Indebtedness of a Non-Recourse Subsidiary if:

  . such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, in each case at the time of incurrence, or

  . the liability would be a Permitted Investment at the time of designation of such Subsidiary as a Non-Recourse Subsidiary.

The Board of Directors of Pride may designate any Non-Recourse Subsidiary as a Subsidiary if, immediately after giving effect to such designation:

  . no Default or Event of Default has occurred and is continuing,

  . Pride could incur $1.00 of additional Indebtedness (not including the incurrence of Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness" covenant and

  . if any Property of Pride or any of its Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien is in compliance with the "Limitation on Liens" covenant.

   "Permitted Indebtedness" means

     (1) Indebtedness of Pride under the debentures,

     (2) Indebtedness (and any guarantee or pledge) under one or more credit facilities, in an aggregate principal amount at any one time outstanding not to exceed the greater of

     . $100 million and

     . an amount equal to 10% of Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities), less any amounts derived from Asset Sales and applied to the permanent reduction of Indebtedness thereunder (and a permanent reduction of the related commitment to lend thereunder) as contemplated by the "Limitation on Asset Sales" covenant,

     (3) Indebtedness of Pride or any Subsidiary under Interest Swap Obligations if:

     . such Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "--Restrictive Covenants--Limitation on Indebtedness" and

     . the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate,

     (4) Indebtedness of Pride or any Subsidiary under Currency Hedge Obligations if

     . such Currency Hedge Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "--Restrictive Covenants--Limitation on Indebtedness" or to the foreign currency cash flows reasonably expected to be generated by Pride and the Subsidiaries, and

     . the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate,

     (5) Indebtedness of Pride or any Subsidiary outstanding on the Issue
  Date,

     (6) any subsidiary guarantees of the debentures or of Pride's 9 3/8% Senior Notes due 2007 or its 10% Senior Notes due 2009 (if required by the indenture governing such Senior Notes), and any assumption of the obligations guaranteed thereby,

     (7) Indebtedness of Pride or any Subsidiary for bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangement issued for the account of Pride or any Subsidiary, in each case in the ordinary course of business,

     (8) Indebtedness of Pride to any Wholly Owned Subsidiary, but only so long as it remains a Wholly Owned Subsidiary,

     (9) Indebtedness of any Subsidiary to Pride or any Wholly Owned Subsidiary, but only so long as it remains a Wholly Owned Subsidiary,

     (10) Indebtedness of Pride in connection with a purchase of the debentures as a result of a Change in Control if:

     . the aggregate principal amount of such Indebtedness does not exceed
       101% of the aggregate Change in Control Purchase Price plus the related expenses of such purchase, and

     . such Indebtedness has an Average Life equal to or greater than the remaining Average Life of the debentures and does not mature prior to one year following the stated maturity of the debentures,

       (11) Permitted Refinancing Indebtedness incurred with respect to debt incurred pursuant to clause (1), (2), (5), (6) or (10) above or the first sentence under the caption "Limitation on Indebtedness" and

     (12) Permitted Subsidiary Refinancing Indebtedness incurred with respect to Indebtedness incurred pursuant to clause (1), (2), (5), (6) or (10) above or the first sentence under the caption "Limitation on Indebtedness."

To avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees of, or obligations for letters of credit supporting, Indebtedness otherwise included in the determination of such amount will not also be included.

   "Permitted Investments" means

     (1) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks having capital and surplus in excess of $100 million,

     (2) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least "A-1" by S&P and at least "P-1" by Moody's,

     (3) U.S. Government Obligations with a maturity of four years or less,

     (4) repurchase obligations for instruments of the type described in clause (3),

     (5) shares of money market mutual or similar funds having assets in excess of $100 million,

     (6) payroll advances in the ordinary course of business,

     (7) other advances and loans to officers and employees of Pride or any Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $500,000 at any one time outstanding,

     (8) Investments represented by that portion of the proceeds from Asset Sales that is:

     . not Cash Proceeds or

     . deemed to be Cash Proceeds pursuant to the second sentence of the definition of Cash Proceeds,

     (9) Investments made by Pride in its Subsidiaries (or any person that will be a Subsidiary as a result of such Investment) or by a Subsidiary in Pride or in one or more Subsidiaries (or any person that will be a Subsidiary as a result of such Investment), and

     (10) Investments in stock, obligations or securities received in settlement of debts owing to Pride or any Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of Pride or any Subsidiary, in each case as to debt owing to Pride or any Subsidiary that arose in the ordinary course of business of Pride or any such Subsidiary; for these purposes, any stocks, obligations or securities received in settlement of debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or upon foreclosure, perfection or enforcement of any Lien) that are, within 30 days of receipt, converted into cash or cash equivalents will be treated as having been cash or cash equivalents at the time received.

   "Permitted Liens" means

     (1) Liens in existence on the Issue Date,

     (2) Liens created for the benefit of the debentures,

     (3) Liens on Property of a person existing at the time such person is merged or consolidated with or into, or otherwise acquired by, Pride or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction), if such Lien relates solely to such Property and the proceeds thereof and accessories and upgrades thereto,

     (4) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of, such transaction), if such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto,

     (5) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business,

     (6) Liens imposed by law or arising by operation of law and incurred in the ordinary course of business,

     (7) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of property and defects, irregularities and deficiencies in title to property that do not, individually or in the aggregate, materially affect the ability of Pride and its Subsidiaries, taken as a whole, to conduct the business presently conducted,

     (8) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by Pride or a Subsidiary in good faith appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made,

     (9) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property (including the cost of upgrading or refurbishing rigs or drillships) acquired or constructed after the Issue Date, if:

     . the principal amount of Indebtedness secured by such Liens does not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired, upgraded or constructed plus transaction costs related thereto,

     . such Liens do not encumber any other Property of Pride or any Subsidiary (other than the proceeds thereof and improvements, accessions and upgrades thereto) and

     . such Liens attach to such Property within 180 days of the later of commencement of commercial operations of such assets and completion of the construction, acquisition, upgrade or improvement of such Property,

     (10) Liens securing Capital Lease Obligations and other obligations, if such Liens secure Capital Lease Obligations and other obligations that do not exceed 10% of Pride's Consolidated Net Tangible Assets when combined with

      . the outstanding secured Indebtedness of Pride and its Subsidiaries
        (other than Indebtedness secured by Liens described under clauses
        (2) and (9) of this definition) and

      . the aggregate amount of all other Capital Lease Obligations and other obligations of Pride and Subsidiaries,

     (11) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (1), (2), (3), (4) and (9) if such Liens do not extend to any other Property of Pride or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and the principal amount of the Indebtedness secured by such Liens is not increased,

     (12) any charter or lease of drilling rigs in the ordinary of course of business,

     (13) leases or subleases of property to other persons in the ordinary course of business,

     (14) Liens securing Non-Recourse Indebtedness,

     (15) Liens securing Permitted Indebtedness described in clause (2) of the definition of Permitted Indebtedness,

     (16) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been only initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired,

     (17) rights of set-off of banks and other persons,

     (18) other deposits made in the ordinary course of business to secure liability to insurance carriers under insurance or self-insurance arrangements,

     (19) Liens securing reimbursement obligations under letters of credit, entered into in the ordinary course of business if in each case such Liens cover only the title documents and related goods (and any proceeds thereof) covered by the related letter of credit, and

     (20) Liens or equitable encumbrances deemed to exist by reason of fraudulent conveyance or transfer laws or negative pledge or similar agreements to refrain from permitting Liens.

   "Permitted Refinancing Indebtedness" means Indebtedness of Pride incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of Pride, which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of the Indenture, if:

     (1) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is equal or subordinated in right of payment to the debentures, then such new Indebtedness is equal or subordinated, as the case may be, in right of payment (without regard to its being secured) to the debentures at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

     (2) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

     (3) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

     (4) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and any premium incurred by Pride or any Subsidiary in connection therewith.

   "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Subsidiary incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of such Subsidiary, which outstanding Indebtedness was incurred in accordance with or is otherwise permitted by the terms of the Indenture, if:

     (1) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is equal or subordinated in right of payment to the subsidiary guarantees of the debentures, then such new Indebtedness is equal or subordinated, as the case may be, in right of payment (without regard to its being secured) to the subsidiary guarantees of the debentures at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

     (2) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

     (3) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

     (4) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and any premium incurred by Pride or such Subsidiary in connection therewith.

   "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

   "Redeemable Stock" means, with respect to any person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one year following the stated maturity of the debentures or is exchangeable into Indebtedness of such person or any of its subsidiaries.

   "Related Business" means any business related, ancillary or complementary to the business of Pride and its Subsidiaries on the Issue Date.

   "Replacement Asset" means any Property that, as determined by the Board of Directors of Pride evidenced by a board resolution, is used or is useful in a Related Business.

   "Restricted Investment" means any Investment other than a Permitted
Investment.

   "Restricted Payment" means to

     (1) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem, retire or otherwise acquire for value any Capital Stock of Pride or any Affiliate of Pride, or warrants, rights or options to acquire such Capital Stock, other than:

     . dividends payable solely in the Capital Stock (other than Redeemable Stock) of Pride, or in warrants, rights or options to acquire such Capital Stock and

     . dividends or distributions by a Subsidiary to Pride or to a Wholly
       Owned Subsidiary,

     (2) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or other stated maturity, Indebtedness of Pride or any Subsidiary that is subordinated in right of payment to the debentures or such Subsidiary's guarantee of the debentures or

     (3) make any Restricted Investment in any person.

   "Sale and Lease-Back Transaction" means, with respect to any person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such person or a subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its subsidiaries.

   "Sale Price" means, on any Trading Day, the closing per share sale price for the common stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such Trading Day as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System.

   "Senior Debt" means any Indebtedness incurred by Pride, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the debentures. Senior Debt will not include:

     (1) any liability for taxes owed or owing by Pride,

     (2) any Indebtedness owing to any Subsidiaries of Pride,

     (3) any obligations with respect to Capital Stock of Pride,

     (4) any trade payables, or

     (5) any Indebtedness that is incurred in violation of the Indenture.

   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

   "Subordinated Indebtedness" means any Indebtedness of Pride or any subsidiary guarantor that is subordinated in right of payment to the debentures or the subsidiary guarantees of the debentures, as the case may be, pursuant to a written agreement to that effect and does not mature prior to one year following the stated maturity of the debentures.

   The term "subsidiary" means, with respect to any person:

     (1) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person,

     (2) any general partnership, joint venture or similar entity more than 50% of the outstanding partnership or similar interests of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person, and

     (3) any limited partnership of which such person or any subsidiary of such person is a general partner.

   The term "Subsidiary" means a subsidiary of Pride other than a Non-Recourse Subsidiary.

   "Trading Day" means each day on which the securities exchange or quotation system used to determine the Sale Price is open for trading or quotation.

   "U.S. Government Obligations" means securities that are:

     (1) direct obligations of the United States of America the payment of which its full faith and credit is pledged,

     (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, or

     (3) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, if (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

In either case under clause (1) or (2) above, "U.S. Government Obligations" includes only those obligations that are not callable or redeemable at the option of the issuer thereof.

   "Voting Stock" means, with respect to any person, securities of any class or classes of Capital Stock or other interests (including partnership interests) in such person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such person.

   "Wholly Owned Subsidiary" means any Subsidiary to the extent

     (1) all of the Voting Stock or other ownership interests in such Subsidiary, other than any director's qualifying shares mandated by applicable law, is owned directly or indirectly by Pride or

     (2) such Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, if Pride:

     . directly or indirectly owns the remaining Capital Stock or ownership interest in such Subsidiary and

     . by contract or otherwise, controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Subsidiary.

Book-Entry, Delivery and Form

   The debentures will be issued initially in the form of one or more debentures in global form. Each global debenture will be deposited on or about the Issue Date with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global debentures will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

   DTC has advised us as follows:

  . DTC is a limited-purpose trust company organized under the New York
    Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

  . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

  . direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

  . access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

  . the rules applicable to DTC and its participants are on file with the SEC.

   Ownership of beneficial interests in a global debenture will be limited to direct participants or persons who hold interests through direct participants. We expect that pursuant to procedures established by DTC:

  . upon deposit of a global debenture, DTC will credit the accounts of direct participants designated by the underwriter of the debentures with portions of the principal amount at maturity of the global debenture and

  . ownership of the debentures evidenced by the global debenture will be shown on, and the transfers of ownership will be effected only through, records maintained by DTC (with respect to the interests of direct participants) and the direct and indirect participants.

   The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Accordingly, the ability to transfer debentures evidenced by a global debenture will be limited to such extent.

   As long as DTC or its nominee is the registered owner or holder of a global debenture, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the global debenture for all purposes under the Indenture and the debentures, subject to limited exceptions set forth in the Indenture. Except as provided below, owners of beneficial interests in a global debenture:

  . will not be entitled to have debentures represented by such global debenture registered in their names,

  . will not receive or be entitled to receive physical delivery of certificated debentures and

  . will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee.

In addition, no beneficial owner of an interest in a global debenture will be able to transfer that interest except in accordance with the applicable procedures of DTC. As a result, the ability of a person having a beneficial interest in debentures represented by a global debenture to pledge such interest to persons or entities that do not participate in the DTC's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

   Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of debentures by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such debentures.

   Payments with respect to the principal of and any premium and interest on any debenture represented by a global debenture registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global debenture representing such debentures. We expect, however, that DTC or its nominee, upon receipt of any payment in respect of a global debenture, will immediately credit its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global debenture as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

   As long as the debentures are represented by a global debenture, DTC's nominee will be the holder of the debentures and therefore will be the only entity that can exercise a right to purchase or conversion of the debentures. Notice by direct or indirect participants or by owners of beneficial interests in a global debenture held through such participants of the exercise of the option to elect purchase or conversion of beneficial interests in debentures represented by a global debenture must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. To ensure that DTC's nominee will timely exercise a right to purchase or conversion with respect to a particular debenture, the beneficial owner of such debenture must instruct the broker or the direct or indirect participant through which it holds an interest in such debenture to notify DTC of its desire to exercise such right. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a debenture in order to ascertain the cut-off time by which such an instruction must be given for timely notice to be delivered to DTC. We will not be liable for any delay in delivery of notices of the exercise of an option to elect purchase or conversion.

Certificated Debentures

   Debentures represented by certificates in definitive form registered in the names of their beneficial owners or their nominees will be transferred to all beneficial owners in exchange for their beneficial interests in a global debenture if either (i) DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for such global debenture and a successor depositary is not appointed by us within 90 days of such notice, (ii) an Event of Default has occurred and is continuing with respect to the debentures and the security registrar has received a request from the depositary to issue certificated debentures in lieu of all or a portion of the global debenture (in which case we will deliver certificated debentures within 30 days of such request) or (iii) we determine not to have the debentures represented by a global debenture.

   Neither we nor the trustee will be liable for any delay by the related depositary or its nominee in identifying the beneficial owners of the related debentures, and each such person may conclusively rely on, and will be protected in relying on, instructions from such depositary or nominee for all purposes (including with respect to the registration and delivery, and the respective principal amounts at maturity, of the debentures to be issued).

Same-Day Funds Payment

   The Indenture will require that payments in respect of the debentures represented by the global debentures (including principal and any premium and interest) be made by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. With respect to debentures represented by certificated debentures, we will make all payments of principal and any premium and interest by mailing a check to each such holder's registered address.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

   The following summary of United States federal income tax considerations is based on current law, regulations and judicial and administrative interpretations thereof, all of which are subject to change, which may or may not be applied retroactively, or different interpretations by the Internal Revenue Service or the courts. The tax treatment of a holder of a debenture may vary depending upon his particular situation. Certain holders (including insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States) may be subject to special rules not discussed below. This summary does not discuss the tax considerations of subsequent purchasers of debentures and is limited to investors who hold debentures as capital assets. Each purchaser of debentures should consult his tax advisor as to the particular tax consequences to him of acquiring, holding, converting or otherwise disposing of the debentures, including the applicability and the effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

   We have been advised by our counsel, Baker Botts L.L.P. ("Counsel"), that, on the basis of current laws, regulations and administrative and judicial standards, all of which are subject to change, the debentures will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised us that, while the following does not purport to discuss all tax matters relating to the debentures, on the assumption that the debentures will be treated as indebtedness, the following are the material federal income tax consequences of the ownership and disposition of the debentures, subject to the qualifications set forth above. In providing this advice, Counsel has relied upon the accuracy of the information in this prospectus supplement and other public filings by us and upon certain representations of our company.

Original Issue Discount

   The debentures will be issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a debenture is sold as set forth on the cover page of this prospectus supplement) and the stated Redemption Price at maturity of the debenture constitutes original issue discount ("Original Issue Discount"). Holders of the debentures will be required to include Original Issue Discount in income periodically over the term of the debentures before receipt of the cash or other payment attributable to such income.

   For United States federal income tax purposes, each holder of a debenture generally must include in gross income a portion of the Original Issue Discount in each taxable year during which the debenture is held in an amount equal to the Original Issue Discount that accrues on the debenture during such period, determined by using a constant yield to maturity method. The Original Issue Discount included in income for each year will be calculated under a compounding formula that will result in the allocation of less Original Issue Discount to the earlier years of the term of the debenture and more Original Issue Discount to later years. For the approximate cumulative total amount of the Original Issue Discount accrued annually, see the chart under "Description of Debentures--Redemption of Debentures at the Option of Pride." Any amount included in income as Original Issue Discount will increase a holder's tax basis in the debenture.

Conversion

   A holder's conversion of a debenture into common stock is not a taxable event (except with respect to cash received in lieu of a fractional share of common stock). The holder's tax basis in the common stock received on conversion of a debenture will be the same as the holder's adjusted tax basis in the debenture at the time of conversion (exclusive of any basis allocable to a fractional share of common stock), and the holding period of the common stock received on conversion will include the holding period of the debenture converted, except that it is possible that the holding period of the common stock allocable to accrued Original Issue Discount will commence on the day following the date of the conversion.

Other Disposition

   If a holder elects to exercise his option to tender a debenture to us on a Purchase Date or a Change in Control Purchase Date for cash, such a tender will be a taxable sale. The holder will recognize gain or loss upon the sale, to the extent that the cash received in satisfaction of the Purchase Price or the Change in Control Purchase Price is more or less than the holder's adjusted tax basis in the tendered debenture.

   If a holder sells a debenture in the market, it will be a taxable sale with the same results as a tender to the Company with a payment in cash.

   Net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by a holder who is an individual upon the disposition of a debenture that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations.

Constructive Dividend

   If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the debentures, the Conversion Rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures. For example, an increase in the Conversion Rate in the event of distributions of evidences of our indebtedness or assets or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to holders of the debentures, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. In addition, if the Conversion Rate is increased at our discretion, such increase may result in deemed dividend treatment to holders of the debentures. See "Description of Debentures--Conversion Rights."

Tax Event

   The modification of the terms of the debentures by us upon a Tax Event as described in "Description of Debentures--Optional Conversion to Semiannual Coupon Note upon Tax Event" will not be a taxable event to holders of the debentures. However, such modification could affect the timing of income recognition by the holders thereafter with respect to the semiannual payments of interest due on the debentures after the Option Exercise Date.

                                  UNDERWRITING

   Salomon Smith Barney Inc. is acting as sole book running manager of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, Salomon Smith Barney has agreed to purchase, and we have agreed to sell to Salomon Smith Barney, all of the debentures offered by this prospectus supplement.

   The underwriting agreement provides that the obligations of Salomon Smith Barney to purchase the debentures included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. Salomon Smith Barney is obligated to purchase all the debentures if it purchases any of the debentures.

   Salomon Smith Barney proposes initially to offer some of the debentures directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to offer some of the debentures to certain dealers at the public offering price less a concession not in excess of 1.095% of the principal amount at maturity of the debentures. After the initial offering of the debentures to the public, the public offering price and such concession may be changed by Salomon Smith Barney at any time without notice.

   The following table shows the underwriting discounts and commissions that we are to pay to Salomon Smith Barney in connection with this offering (expressed as a percentage of the principal amount at maturity of the debentures).

                                                                   Paid by Pride
                                                                   -------------
       Per debenture..............................................    1.825%

   The debentures are a new issue of securities with no established trading market. We do not currently intend to list the debentures on any national securities exchange. Salomon Smith Barney has advised us that it intends to make a market in the debentures. It is not obligated to do so, however, and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the debentures.

   The underwriting discounts to be paid by us to Salomon Smith Barney in connection with this offering will be 1.825% per debenture, for a total of $7,500,016 (or $7,875,028 if Salomon Smith Barney exercises the over-allotment option in full). In addition, we estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $500,000. The underwriting agreement provides that Salomon Smith Barney will reimburse us for up to $375,000 of these expenses.

   We have granted to Salomon Smith Barney a 30-day option to purchase up to an additional $20,546,000 principal amount at maturity of debentures at the public offering price less the underwriting discount, plus accrued original issue discount, if any, from the issue date, computed on a semiannual bond equivalent basis. Salomon Smith Barney may exercise its option only to cover over-allotments in connection with the sale of the debentures. To the extent that Salomon Smith Barney exercises the option, it will have a firm commitment, subject to certain conditions, to purchase the principal amount at maturity of debentures subject to the option.

   We have agreed not to offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any shares of common stock, or any securities convertible into, or exchangeable for, shares of common stock for a period of 90 days from the date of this prospectus supplement without the prior written consent of Salomon Smith Barney, subject to certain exceptions.

   Our executive officers and directors have agreed not to offer, sell or contract to sell, or otherwise dispose of, any shares of common stock, or any securities convertible into, or exchangeable for, or warrants, rights or options to acquire common stock, or enter into any agreement to do any of the foregoing, for a period of 90 days from the date of this prospectus supplement without the prior written consent of Salomon Smith Barney, subject to certain exceptions.

   In connection with the offering, Salomon Smith Barney may purchase and sell debentures in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of debentures in excess of the principal amount at maturity of debentures to be purchased by Salomon Smith Barney in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of debentures made for the purpose of preventing or retarding a decline in the market price of the debentures while the offering is in progress.

   Salomon Smith Barney also may impose a penalty bid. Penalty bids permit Salomon Smith Barney to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases debentures originally sold by that syndicate member.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the debentures. They may also cause the price of the debentures to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Salomon Smith Barney may conduct these transactions in the over-the-counter market or otherwise. If Salomon Smith Barney commences any of these transactions, it may discontinue them at any time.

   We have agreed to indemnify Salomon Smith Barney against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Salomon Smith Barney may be required to make in respect of any of those liabilities.

   Salomon Smith Barney or its affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. An affiliate of Salomon Smith Barney is the arranger for the construction period financing guaranteed by the United States Maritime Administration for the Amethyst joint venture company.

                                 LEGAL MATTERS

   Robert W. Randall, our Vice President and General Counsel, and Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the debentures for us. Vinson & Elkins L.L.P., Houston, Texas, will issue an opinion about certain legal matters in connection with the offering for the underwriter. Sher Garner Cahill Richter Klein McAlister & Hilbert, L.L.P., New Orleans, Louisiana, will issue an opinion on all matters of Louisiana law in this connection. Vinson & Elkins L.L.P. represents us in connection with matters unrelated to the offering.

                                    EXPERTS

   The financial statements of Pride incorporated in the accompanying prospectus by reference to the annual report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            INDEPENDENT ACCOUNTANTS

   With respect to the unaudited consolidated financial information of Pride for the nine-month periods ended September 30, 2000 and 1999 incorporated by reference in the accompanying prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 13, 2000 incorporated by reference in the accompanying prospectus states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

Prospectus

[PRIDE LOGO]

Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400

                                  $500,000,000

                                Debt Securities

                                Preferred Stock

                                  Common Stock

                                    Warrants


     ---------------------------------------------------------------

  We will provide the specific terms of the securities in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.

     ---------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 30, 2000.

                               Table of Contents

                                                                            Page
                                                                            ----
About This Prospectus......................................................   2
Forward-Looking Information................................................   2
About Pride International, Inc.............................................   3
Use of Proceeds............................................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Description of Debt Securities.............................................   4
Description of Capital Stock...............................................  11
Description of Warrants....................................................  16
Plan of Distribution.......................................................  16
Legal Opinions.............................................................  18
Experts....................................................................  18
Independent Accountants....................................................  18
Where You Can Find More Information........................................  18

                             About This Prospectus

   This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading "Where You Can Find More Information."

   You should rely only on the information we have provided or incorporated by reference in this prospectus and the accompanying prospectus supplement. We have not authorized any person (including any salesman or broker) to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or the accompanying prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

                          Forward-Looking Information

   This prospectus, including the information we incorporate by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus or the documents we incorporate by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

  . future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature thereof and the timing of completion thereof)

  .  repayment of debt

  .  expansion and other development trends in the contract drilling industry

  .  business strategies

  .  expansion and growth of operations

  .  utilization rates and contract rates for rigs

  .  future operating results and financial condition

   We have based these statements on assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes were appropriate in the circumstances when the statements were made. These statements are subject to a number of assumptions, risks and uncertainties, including:

  .  general economic and business conditions

  .  prices of oil and gas and industry expectations about future prices

  .  foreign exchange controls and currency fluctuations

  . the business opportunities (or lack thereof) that may be presented to and pursued by us

  .  changes in laws or regulations

   Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. We will not update these statements unless the securities laws require us to do so.

                        About Pride International, Inc.

   We are a leading international provider of contract drilling and related services, operating both offshore and on land. We operate a global fleet of 291 rigs, including two ultra-deepwater drillships, three semisubmersible rigs, 18 jackup rigs, six tender-assisted rigs, three barge rigs, 21 offshore platform rigs and 238 land-based drilling and workover rigs. We operate in more than 20 countries and marine provinces. We are a Louisiana corporation with our principal executive offices located at 5847 San Felipe, Suite 3300, Houston, Texas 77057. Our telephone number at such address is (713) 789-1400.

                                Use of Proceeds

   Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

  .  acquisitions

  .  working capital

  .  capital expenditures

  .  repayment or refinancing of debt and

  .  repurchases and redemptions of securities

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                       Ratio of Earnings to Fixed Charges

   We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

                    Years Ended December 31,
                    ------------------------
 Three Months Ended
   March 31, 2000   1999 1998 1997 1996 1995
 ------------------ ---- ---- ---- ---- ----
        --           --  2.2x 4.5x 2.7x 4.0x

   We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $108.6 million. For the three months ended March 31, 2000, earnings were inadequate to cover fixed charges by $14.8 million.

   We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

                         Description of Debt Securities

   The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. We will issue senior debt securities under an indenture dated as of May 1, 1997 between us and The Chase Manhattan Bank, as trustee. We will issue subordinated debt securities under an indenture dated as of April 1, 1998 between us and HSBC Bank USA (formerly Marine Midland Bank), as trustee. The indenture for the senior debt securities and the indenture for the subordinated debt securities are substantially identical, except for provisions relating to subordination. We sometimes call the senior indenture and the subordinated indenture the indentures.

   We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the senior indenture and the subordinated indenture with the SEC as exhibits to the registration statement of which this prospectus is a part, and you should read the indentures for provisions that may be important to you. Please read "Where You Can Find More Information."

   In this summary description of the debt securities, all references to us mean Pride International, Inc. only, unless we state otherwise or the context clearly indicates otherwise.

Ranking

   The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt and senior to our subordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt securities and all of our other senior debt. Neither indenture limits the amount of debt that we may issue under that indenture or the amount of other debt or securities that we or any of our subsidiaries may issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance. Our 9 3/8% Senior Notes due 2007 and our 10% Senior Notes due 2009 are outstanding under the senior indenture, and our Zero Coupon Convertible Subordinated Debentures Due 2018 are outstanding under the subordinated indenture.

   We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

   The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event of a highly leveraged transaction. The indentures also do not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

Terms

   The prospectus supplement relating to any series of debt securities we are offering will include specific terms relating to that offering. These terms will include some or all of the following:

  .  whether the debt securities are senior or subordinated debt securities

  .  the title of the debt securities

  .  the total principal amount of the debt securities

  . whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depository on behalf of holders

  .  the prices at which we will issue the debt securities

  . the date or dates on which the principal of and any premium on the debt securities will be payable

  . any interest rate, the date from which interest will accrue, interest payment dates, record dates for interest payments and the manner of paying interest

  . whether and under what circumstances we will pay any additional amounts on the debt securities

  . the place or places where payments on the debt securities will be payable

  .  any optional redemption provisions

  . any sinking fund or other provisions that would obligate us to redeem, purchase or repay debt securities

  .  the denominations in which we will issue the debt securities

  . whether payments on the debt securities will be payable in foreign currency or currencies, including composite currencies or another form, whether payments will be payable by reference to any index or formula, and any provisions relating to payment in a form other than that stated in the debt securities

  . the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount

  . any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations

  .  any changes or additions to events of default or covenants

  . any restrictions or other provisions relating to the transfer or exchange of debt securities

  . any terms for the conversion or exchange of the debt securities for other securities of us or any other entity

   We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material U.S. federal income tax consequences applicable to those securities.

   If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subordination

   Under the subordinated indenture, payment of the principal, interest, any premium and any additional amounts on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of, interest on, any premium on or any additional amounts with respect to the subordinated debt securities if:

  . we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due or

  . we default in performing any other covenant (a "covenant default") on any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold

   Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the designated Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

   The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of, any premium and interest on and any additional amounts with respect to the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

   The subordinated indenture does not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

   Unless we inform you otherwise in the prospectus supplement, "Senior Debt" will mean all indebtedness, including guarantees, of Pride International, Inc., unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

Consolidation, Merger and Sale of Assets

   The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our assets. We have agreed, however, that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if all of the following are satisfied:

      (a) the resulting entity assumes the due and punctual payments on the debt securities and the performance of our covenants under the indentures

      (b) immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, would occur and be continuing

Events of Default

   Unless we inform you otherwise in the prospectus supplement, the following events are events of default with respect to a series of debt securities:

  . our failure to pay interest or additional amounts on any debt security of that series for 30 days

  . our failure to pay principal of or any premium on any debt security of that series when due

  . our failure to make any sinking fund payment for any debt security of that series for 30 days

  . our failure to perform any of our other covenants in that indenture, other than a covenant included in the indenture solely for the benefit of another series of debt securities, continued for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under the indenture

  .  events involving bankruptcy, insolvency or reorganization of Pride

   A default under one series of debt securities will not necessarily be a default under another series. If a default or event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of those debt securities within 90 days after it occurs. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

   If an event of default, other than an event of default described in the fourth bullet point above, for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal of those debt securities to be due and payable. If an event of default described in the fourth bullet point above occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all outstanding debt securities issued under the indenture may declare the principal of those debt securities to be due and payable. The principal of all the debt securities issued under the indenture will become immediately due and payable without any action on the part of the trustee or any holder in the case of defaults relating to bankruptcy, insolvency or reorganization. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or of all the debt securities issued under the indenture, as applicable) may in some cases rescind the accelerated payment requirement.

   A holder of a debt security of any series may pursue any remedy under the indenture only if:

  . the holder has previously given written notice to the trustee of a continuing event of default with respect to that series of debt securities

  . the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request to the trustee to institute proceedings in the trustee's own name

  .  the holder has offered the trustee reasonable indemnity

  . the trustee has failed to act within 60 days after receipt of the notice and indemnity and

  . during that 60-day period, the holders of a majority in principal amount of the outstanding debt securities of that series have given no direction inconsistent with the request

   This provision does not, however, affect the right of a holder of any debt security to sue for the enforcement of any overdue payment.

   In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee reasonable indemnity. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, all debt securities issued under the indenture) may direct the time, method and place of:

  .  conducting any proceeding for any remedy available to the trustee

  . exercising any trust or power conferred on the trustee with respect to those debt securities

   Each indenture requires us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in performance.

Defeasance

   When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. Unless we inform you otherwise in the prospectus supplement, if we deposit with the trustee funds or U.S. government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

  . we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance and discharge") or

  . we will no longer have any obligations under the indenture and the debt securities of that series ("covenant defeasance"), except for our obligations relating to, among other things:

    .  making payments on the debt securities of that series

    . registration of transfer or exchange of debt securities of that series

    . replacement of stolen, lost or mutilated debt securities of that series

    .  maintenance of paying agencies and

    .  holding of monies for payment in trust

   Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance and discharge, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

   Under current United States federal income tax law, legal defeasance and discharge would likely be treated as a taxable exchange of debt securities to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.

Payment and Paying Agents

   Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in the designated currency or currency unit at the office of the paying agents we designate from time to time. We may make, at our option, interest payments by check mailed to the person entitled to the payment as its name appears on the security register. We will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

   Unless we inform you otherwise in the prospectus supplement, the corporate trust office of the trustee in New York, New York will be designated as a paying agent for payments on the debt securities. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. We will, however, be required to maintain a paying agent in each place of payment for a series of debt securities.

   All monies we pay to a paying agent for payments on any debt security that remain unclaimed for three years after the payments become due and payable will be repaid to us, subject to applicable escheat laws. After repayment to us, the holder of that debt security must look only to us for payment.

Modification and Waiver

   We may modify or amend each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture affected by the modification or amendment consent to it. Without the consent of each outstanding debt security affected, however, no modification may:

  . change the stated maturity of the principal of or any installment of principal of or interest on any debt security

  . reduce the principal amount of, the interest rate on, any additional amounts with respect to or the premium payable upon redemption of any debt security

  .  change our obligation, if any, to pay additional amounts

  . reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity of that debt security

  . change any place of payment where or the coin or currency in which any debt security or any payments on any debt security are payable

  . impair the right to institute suit for the enforcement of any payment on any debt security

  . reduce the percentage in principal amount of outstanding debt securities necessary to modify the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults

  . make any change in the provisions for modification of the indenture or for certain waivers, except to increase the principal amount of debt securities necessary to consent to any such change

  . with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security

   We may modify or amend the indenture without the consent of any holders of the debt securities in certain circumstances, including:

  . to add covenants and events of default or to surrender any rights we have under the indenture

  .  to provide any security for any series of debt securities

  . to provide for the assumption of our obligations under the indenture and the debt securities by a successor upon any merger, consolidation or asset transfer

  . to make any change that does not adversely affect any outstanding debt security of any series in any material respect

  . to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect

  .  to provide for the acceptance of a successor or another trustee

  .  to establish the form or terms of debt securities

  . to cure any ambiguity, omission, defect or inconsistency that does not adversely affect any outstanding debt securities of a series in any material respect

Form, Exchange, Registration and Transfer

   We will issue the debt securities in registered form. Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

   We will appoint the trustee under each indenture as security registrar for the debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

   In the case of any redemption, we will not be required:

  . to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 days prior to the mailing of the redemption notice and ending on the day of mailing or

  . to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part

Book-Entry Debt Securities

   We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Replacement of Debt Securities

   We will replace any mutilated debt security at the holder's expense upon surrender of the debt security to the trustee. We will replace debt securities that become destroyed, stolen or lost at the holder's expense upon delivery to the trustee of the debt security or evidence of destruction, loss or theft satisfactory to us and the trustee. In the case of a destroyed, lost or stolen debt security, we may require an indemnity that is satisfactory to the trustee and to us at the holder's expense before we issue a replacement debt security. If any mutilated, destroyed, lost or stolen debt security has become or is about to become due and payable, we may pay that debt security instead of issuing a new security.

Governing Law

   New York law will govern each indenture and the debt securities.

The Trustees

   The Chase Manhattan Bank is the trustee under the senior indenture. HSBC Bank USA is the subordinated trustee under the subordinated indenture. We maintain banking relationships in the ordinary course of business with the trustees and their affiliates.

   If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

   If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

                          Description of Capital Stock

   Our authorized capital stock consists of:

  .  100,000,000 shares of common stock, no par value

  .  5,000,000 shares of preferred stock, no par value, issuable in series

   We have summarized selected aspects of our capital stock below. The summary is not complete. For a complete description, you should refer to our restated articles of incorporation, bylaws and the Rights Agreement, dated as of September 9, 1998, between us and American Stock Transfer and Trust Company, as rights agent, all of which are exhibits to the registration statement of which this prospectus is part.

Common Stock

   Common stockholders are entitled to one vote for each share held on all matters submitted to them. The common stock does not have cumulative voting rights, meaning that the holders of a majority of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so.

   Each share of common stock is entitled to participate equally in dividends when, as and if declared by our board of directors. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock.

   If we liquidate or dissolve our business, the holders of common stock will share ratably in the distribution of assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions. The shares of common stock have no preemptive rights and are not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

   All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer under this prospectus will be fully paid and nonassessable.

   The common stock is listed on the New York Stock Exchange and trades under the symbol "PDE."

Preferred Stock

   Our board of directors can, without action by stockholders, issue one or more series of preferred stock. The board can determine for each series the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

   The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

  .  the title of the preferred stock

  .  the maximum number of shares of the series

  . the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative

  .  any liquidation preference

  .  any optional redemption provisions

  . any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock

  . any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity

  .  any voting rights

  . any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares

   Any shares of preferred stock we issue will be fully paid and nonassessable.

   Our board of directors has reserved a total of 1,000,000 shares of Series A Junior Participating Preferred Stock for issuance under our shareholder rights plan described below. We have not issued any shares of preferred stock at the date of this prospectus.

Anti-takeover Provisions

   The provisions of Louisiana law and our restated articles of incorporation and bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

 Director Terms

   Our articles provide that directors are elected for five-year terms and serve until their successors are elected and qualified. Although the number of directors is designated in our bylaws, no change to the bylaws to decrease the number of directors may shorten the term of an incumbent director. Our bylaws may be amended by shareholders with 80% of the total voting power of our voting stock. Our articles provide that a vacancy on the board may be filled by a vote of at least two-thirds of the directors in office, and a director elected to fill a vacancy serves until the next shareholder meeting held for the election of directors. Our shareholders can fill a vacancy on the board at a special meeting called to do so. Directors can be removed by the shareholders only for cause and only by a vote of not less than 80% of the voting power. Such removal may be made only at a shareholder meeting called to do so.

 Shareholder Meetings

   Our articles and bylaws provide that special meetings of shareholders may be called by the chairman of the board, the president, the board of directors or shareholders holding 80% of the total voting power. A majority of the total voting power is a quorum for a shareholder meeting. In general, a majority of votes cast decides a matter brought before a meeting.

 Shareholder Nominations of Directors

   Our articles provide that only persons nominated by or at the direction of the board or by a shareholder who has given timely notice to the secretary prior to the meeting where directors are to be elected are eligible for election as directors. To be timely, we must receive notice between 45 and 90 days before the meeting. If less than 55 days' notice or prior public disclosure of the meeting date is given or made to shareholders, we must receive the notice not later than the tenth day after the day on which the notice was mailed or the disclosure was made. The notice from a shareholder nominating a person for election as a director must give specified information about the person.

 Supermajority Vote for Business Combinations

   Our articles provide that certain business combinations between us and a person that beneficially owns 30% of the total voting power of our voting stock require approval at a shareholder meeting called for that purpose by 80% of the total voting power, excluding securities owned by the acquiring entity and its affiliates. A 30% beneficial owner is referred to as an "acquiring entity" under our articles and bylaws. In addition, these business combinations must meet conditions relating to:

  .  form and quantity of consideration to be received by shareholders

  . restrictions on the acquiring entity purchasing additional voting securities

  .  dividends paid on our outstanding stock

  . restrictions on the acquiring entity receiving our financial assistance or making changes to our business or capital structure without unanimous board approval

  . distribution of a proxy statement containing the directors' recommendation and opinion of a reputable investment bank

   Business combinations that are approved by "continuing directors" or that involve a transfer of our assets to a wholly owned subsidiary or a merger that does not change the percentages of shareholder ownership are exempt from these restrictions. A "continuing director" is any member of our board of directors who was a member of the board prior to the time a person becomes an acquiring entity and any person who is subsequently elected to the board if the person is recommended or approved by a majority of the continuing directors. The "continuing directors" do not include an acquiring entity, or an affiliate or associate of an acquiring entity.

 Interested Shareholder Transactions

   Louisiana law requires that mergers, consolidations or share exchanges with a shareholder owning 10% or more of the voting power be recommended by the board and approved by:

  . 80% of the votes entitled to be cast by outstanding shares of voting stock and

  . two-thirds of votes entitled to be cast by voting stock other than the interested shareholder

   Transactions that do not alter the contract rights of the stock or convert our shares and satisfy certain consideration and procedural requirements are exempt from these requirements.

 Business Combinations under Louisiana Law

   As permitted by Louisiana law, our articles of incorporation expressly authorize the board of directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposals on the company, our subsidiaries and our employees, customers, creditors and communities.

 Limitation of Liability of Officers and Directors

   Section 24 of the Louisiana Business Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties, except for:

  . any breach of the officer's or director's duty of loyalty to our company or our shareholders

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 92D of the Louisiana Business Corporation Law or

  . any transaction from which the officer or director derived an improper personal benefit

   Our articles of incorporation limit the liability of our officers and directors to our company and our shareholders to the fullest extent permitted by Louisiana law. The inclusion of these provisions in our articles of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter shareholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted our company and our shareholders. Both our articles of incorporation and bylaws provide indemnification to our officers and directors and certain other persons.

 Amendment of Certain Provisions of the Articles and Bylaws

   Our articles generally provide that if either a majority of the directors, at a time when there is no acquiring entity, or a majority of the continuing directors, at a time when there is an acquiring entity, recommends an amendment to the articles, the holders of a majority of the total voting power present at a shareholder meeting are required to amend certain provisions of the articles. The exceptions relate generally to:

  .  the authority of the board of directors to issue preferred stock


  .  the antitakeover provisions and limitations on director liability

In these cases, an amendment requires approval of holders of 80% of the total voting power. Our bylaws may be amended or repealed only by:

  . a majority of the entire board of directors at any time when there is no acquiring entity

  . both a majority of the entire board of directors and a majority of the continuing directors at any time when there is an acquiring entity or

  . the affirmative vote of the holders of at least 80% of the total voting power

Shareholder Rights Plan

   On September 9, 1998, our board of directors adopted a preferred share purchase rights plan. Under the plan, each share of common stock currently includes one right to purchase preferred stock. We have summarized selected provisions of the rights below. This summary is not complete. We have filed the rights agreement with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read it for provisions that may be important to you.

   Currently, the rights are not exercisable and are attached to all outstanding shares of common stock. The rights will separate from the common stock and become exercisable:

  . ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of the outstanding common stock or

  . ten business days following the start of a tender offer or exchange offer that would result in a person's acquiring beneficial ownership of 15% of the outstanding common stock

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten business days referred to above. A 15% beneficial owner is referred to as an "acquiring person" under the plan. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

   After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $50. The rights will expire at the close of business on September 9, 2008, unless we redeem or exchange them earlier as described below.

   If a person becomes an acquiring person, the rights will become rights to purchase shares of common stock for one-half the current market price (as defined in the rights agreement) of the common stock. This occurrence is referred to as a "flip-in event" under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our shareholders. If our board makes this determination, the purchase of shares under the offer will not be a flip-in event.

   If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold or transferred, each holder of a right will have the right to purchase shares of common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a "flip-over event" under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

   Until ten days after the announcement that a person has become an acquiring person, our board may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

   At any time either after a flip-in event and prior to a person's becoming the beneficial owner of 50% or more of the shares of common stock, or after a flip-over event, our board may decide to exchange the rights for shares of common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

   Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors prior to the distribution of the rights. After the distribution of the rights, the provisions of the rights agreement other than the redemption price may be amended by our board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

   Various actions under the rights agreement, including redeeming and exchanging the rights or amending the rights agreement, will require the approval of our "continuing directors." A "continuing director" is any member of our board of directors who is a member of the board prior to the time a person becomes an acquiring person and any person who is subsequently elected to the board if the person is recommended or approved by a majority of the continuing directors. The "continuing directors" do not include an acquiring person, or an affiliate or associate of an acquiring person, or any representative or nominee of them.

   The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our shareholders. Because our board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Transfer Agent and Registrar

   American Stock Transfer & Trust Company is our transfer agent and registrar.

                            Description of Warrants

   We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

   The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

  .  the title of the warrants

  .  the aggregate number of warrants offered

  . the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which those numbers may be adjusted

  .  the exercise price of the warrants

  .  the dates or periods during which the warrants are exercisable

  . the designation and terms of any securities with which the warrants are issued

  . if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable

  . if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated

  . any minimum or maximum amount of warrants that may be exercised at any one time

  . any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants

                              Plan of Distribution

   We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

  .  the terms of the offering

  .  the names of any underwriters or agents

  .  the purchase price of the securities from us

  .  the net proceeds to us from the sale of securities

  .  any delayed delivery arrangements

  . any underwriting discounts, commissions and other items constituting underwriters' compensation

  .  any initial public offering price

  .  any discounts or concessions allowed or reallowed or paid to dealers

  .  any commissions paid to agents

Sale Through Underwriters or Dealers

   If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

   During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

   If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

   We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

   We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

   If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

   We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 Legal Opinions

   Certain legal matters in connection with the preferred stock and common stock we are offering will be passed upon for us by Sher Garner Cahill Richter Klein McAlister & Hilbert, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the debt securities and warrants we are offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Sher Garner Cahill Richter Klein McAlister & Hilbert, L.L.P. will pass on all matters of Louisiana law in this connection. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    Experts

   The financial statements of Pride incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended
December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            Independent Accountants

   With respect to the unaudited consolidated financial information of Pride for the three-month periods ended March 31, 2000 and 1999 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 12, 2000 incorporated by reference in this prospectus states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                      Where You Can Find More Information

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Web site.

   We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

  . our annual report on Form 10-K for the year ended December 31, 1999, as amended by our annual report on Form 10-K/A dated June 16, 2000

  . our quarterly report on Form 10-Q for the quarterly period ended March 31, 2000

  . the description of our common stock contained in our registration statement on Form 8-A filed on August 19, 1997, as we may update that description from time to time

  . the description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on September 14, 1998, as we may update that description from time to time

   You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

   Pride International, Inc.
   5847 San Felipe, Suite 3300
   Houston, Texas 77057
   Attention: Robert W. Randall
       Secretary
   Telephone: (713) 789-1400

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

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                                  $410,908,000

                                  [PRIDE LOGO]
                           Pride International, Inc.
               Zero Coupon Convertible Senior Debentures Due 2021

                                   --------
                             PROSPECTUS SUPPLEMENT

                                January 9, 2001
                   (including Prospectus dated June 30, 2000)

                                   --------
                              Salomon Smith Barney

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